Exhibit 99.30

Execution Version

SOLIUS ACQUIRECO INC.
as Borrower

and

THE BANK OF NOVA SCOTIA
as Administrative Agent

and

THE BANK OF NOVA SCOTIA
as Lead Arranger and Sole Bookrunner

and

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, ING CAPITAL LLC, SOCIÉTÉ GÉNÉRALE AND THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO

CREDIT AGREEMENT

Dated as of October 30, 2018

Fasken Martineau DuMoulin LLP
Toronto, Ontario

Credit Agreement - Solius AcquireCo

Credit Agreement - Solius AcquireCo

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3.7	Remittance of Payments	36
3.8	Evidence of Indebtedness	36
3.9	Notice Periods	37
3.10	Administrative Agent’s Discretion to Allocate	37
Article 4 DRAWDOWNS		37
4.1	Drawdown Notice	37
4.2	Drawdown Restrictions	38
Article 5 ROLLOVERS		38
5.1	LIBOR Loans	38
5.2	Rollover Notice	38
5.3	Rollover by Lenders	38
Article 6 CONVERSIONS		38
6.1	Converting Loan to Other Type of Loan	38
6.2	Conversion Notice	39
6.3	Absence of Notice	39
6.4	Conversion by Lenders	39
Article 7 INTEREST AND FEES		39
7.1	Interest Rates	39
7.2	Calculation and Payment of Interest	40
7.3	General Interest Rules	40
7.4	Selection of Interest Periods	41
7.5	Applicable Rate Adjustment	41
7.6	Interest Act Compliance	41
Article 8 RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS		42
8.1	Conditions of Credit	42
8.2	Increased Costs	42
8.3	Failure to Fund as a Result of Change of Circumstances	43
8.4	Indemnity Relating to Credits	44
8.5	Indemnity for Transactional and Environmental Liability	45
8.6	Gross-Up for Taxes	46
Article 9 REPAYMENTS AND PREPAYMENTS		49
9.1	Repayment of Credit Facility	49
9.2	Repayment of Credit Excess	50
9.3	Voluntary Prepayments	50
9.4	Mandatory Prepayments	50

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9.5	Prepayment Notice	50
9.6	Currency of Repayment	51
Article 10 REPRESENTATIONS AND WARRANTIES		51
10.1	Representations and Warranties	51
10.2	Survival of Representations and Warranties	59
Article 11 COVENANTS		59
11.1	Affirmative Covenants	59
11.2	Restrictive Covenants	67
11.3	Performance of Covenants by Administrative Agent	71
Article 12 CONDITIONS PRECEDENT TO OBTAINING CREDIT		71
12.1	Conditions Precedent to All Credit	71
12.2	Conditions Precedent to Sole Drawdown.	72
12.3	Waiver	75
Article 13 DEFAULT AND REMEDIES		75
13.1	Events of Default	75
13.2	Remedies Cumulative	79
13.3	Set-Off	79
Article 14 THE ADMINISTRATIVE AGENT		79
14.1	Appointment and Authorization of Administrative Agent	79
14.2	Interest Holders	80
14.3	Consultation with Counsel	80
14.4	Documents	80
14.5	Administrative Agent as Finance Party	80
14.6	Responsibility of Administrative Agent	81
14.7	Action by Administrative Agent	81
14.8	Notice of Events of Default	81
14.9	Responsibility Disclaimed	82
14.10	Indemnification	82
14.11	Credit Decision	82
14.12	Successor Administrative Agent	83
14.13	Delegation by Administrative Agent	83
14.14	Waivers and Amendments	83
14.15	Determination by Administrative Agent Conclusive and Binding	85
14.16	Adjustments among Lenders after Acceleration	85
14.17	Redistribution of Payment	86

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14.18	Distribution of Notices	86
14.19	Discharge of Security	86
14.20	Determination of Exposures	87
14.21	Decision to Enforce Security	87
14.22	Enforcement	88
14.23	Application of Cash Proceeds of Realization	88
14.24	Survival	89
14.25	Intercreditor Agreement	89
Article 15 GUARANTEE		89
15.1	Guarantee	89
15.2	Nature of Guarantee	90
15.3	Finance Parties not Bound to Exhaust Recourse	91
15.4	Evidence of Secured Obligations	91
15.5	Guarantee in Addition to Other Security	91
15.6	Reinstatement	91
15.7	Waiver of Notice, Etc.	92
15.8	Subrogation Rights, Assignment and Postponement of Claim	92
15.9	Advance After Certain Events	92
Article 16 MISCELLANEOUS		92
16.1	Notices	92
16.2	Severability	93
16.3	Counterparts	93
16.4	Successors and Assigns	93
16.5	Assignment	93
16.6	Entire Agreement	95
16.7	Further Assurances	95
16.8	Judgment Currency	96
16.9	Contractual Recognition of Bail-In	97
16.10	Anti-Money Laundering Legislation	97
16.11	Disclosure	97
16.12	USA PATRIOT Act Notice	98
Schedule A LENDERS AND INDIVIDUAL COMMITMENTS		1
Schedule B COMPLIANCE CERTIFICATE		1
Schedule C FORM OF ASSIGNMENT		1
Schedule D FORM OF DRAWDOWN NOTICE		1

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Schedule E FORM OF ROLLOVER NOTICE	1
Schedule F Form of Conversion Notice	1
Schedule G CORPORATE STRUCTURE	1
Schedule H APPLICABLE RATES	1
Schedule I GUARANTEE, SECURITY DOCUMENTS AND PARENT DOCUMENTS	1
Schedule J QUALIFIED AFFILIATE INSTRUMENT OF ADHESION	1
Schedule K MATERIAL AGREEMENTS	1
Schedule L ROYALTIES	1
Schedule M SUBSIDIARIES OF THE BORROWER	1
Schedule N PENSION PLAN	1
Schedule O ENVIRONMENTAL COMPLIANCE	1

Credit Agreement - Solius AcquireCo

CREDIT AGREEMENT dated as of October 30, 2018 between Solius AcquireCo Inc., a corporation existing under the laws of the State of Delaware (the “Borrower”), The Bank of Nova Scotia and the other lending institutions from time to time parties hereto as Lenders and The Bank of Nova Scotia, as Administrative Agent.

WHEREAS the Borrower has requested the Lenders to provide to it a certain non-revolving term credit facility for the purposes set forth in Section 11.1(c);

AND WHEREAS the Lenders are each willing to provide such credit facility to the Borrower for the aforementioned purposes upon the terms and conditions contained herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes U.S. Dollars.

“Accommodation” means any extension of credit made by a Finance Party to the Borrower under this agreement including, for greater certainty, an extension of credit by way of a Loan.

“Acquisition” means:

(a)	if the acquisition is a share purchase of a Person, the Borrower shall own all of the Shares of such Person following the completion of such acquisition (but not before); or
(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“Administrative Agent” means The Bank of Nova Scotia, in its capacity as administrative agent of the Finance Parties, and any successor thereto pursuant to Section 14.12.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the

Credit Agreement - Solius AcquireCo

same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a chartered bank.

“Anti-Corruption Laws” means all laws, rules, and regulations having force of law of any jurisdiction applicable to the Companies from time to time concerning or relating to bribery or corruption, including without limitation the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act 2010.

“Anti-Money Laundering Legislation” means the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and any other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws, including any guidelines or orders thereunder.

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, request, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Official Body, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person.

“Applicable Prepayment Amount” means, in respect of any Prepayment Trigger Event, an amount equal to the gross cash proceeds received by or on behalf of an Obligor in respect of such Prepayment Trigger Event, less, the sum of:

(a)	the amount, if any of all Taxes paid or estimated to be payable by or on behalf of the relevant Obligor in connection with such Prepayment Trigger Event; and
(b)	reasonable and customary fees, commissions, expenses, issuance costs, discounts and other costs paid by or on behalf of the relevant Obligor in connection with such Prepayment Trigger Event.

“Applicable Rate” means, for a particular Fiscal Quarter, the rate per annum used to determine the interest rate on various types of Loans as set forth in Schedule H hereto, provided that (i) changes in the Applicable Rate shall be effective as set forth in Section 7.5, (ii) changes in the Applicable Rate shall apply, as at the effective dates of such changes, to Loans outstanding on such dates, but only for those portions of applicable Interest Periods falling within those times during which the changes in the Applicable Rate are effective, as provided above. At any time that an Event of Default occurs and is continuing, the Applicable Rate shall, if the Administrative Agent so notifies the Borrower, be increased by an additional 2.00% per annum. Notwithstanding the foregoing, (i) until the last day

Credit Agreement - Solius AcquireCo

of the first Fiscal Quarter of 2019, the Applicable Rate shall be based on Level III in Schedule H hereto and, thereafter, (ii) if the Borrower fails to deliver a Compliance Certificate to the Administrative Agent by the date required to do so under Section 11.1(b)(iii), the Leverage Ratio shall be deemed as from such date to be at Level IV until such failure is cured, at which time the Applicable Rate shall be determined in accordance with the table set forth in the definition of Applicable Rate, but without any adjustments having retroactive effect.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and
(b)	in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“Banking Day” means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Vancouver, British Columbia, London, England and Toronto, Ontario and (y) when used in respect of LIBOR Loans, means any such day which is also a day on which banks generally are open for business in New York, New York and on which transactions can be carried on in the London interbank market.

“Base Rate” means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) ½ of 1% per annum and (b) the Base Rate Canada at such time.

“Base Rate Canada” means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 days (or 366 days in the case of a leap year). If at any time Base Rate Canada is less than zero, the Base Rate Canada shall be deemed to be equal to zero.

“Base Rate Loan” means monies lent by the Lenders to the Borrower hereunder and upon which interest accrues at a rate referable to the Base Rate.

“Baseline TNW” means an amount equal to 85% of the Tangible Net Worth as of November 30, 2018.

Credit Agreement - Solius AcquireCo

“Branch of Account” means the Wholesale Banking Operations of the Administrative Agent located at 720 King Street West, Toronto, Ontario, or such other branch of the Administrative Agent located in Canada as the Borrower and the Administrative Agent may agree upon.

“Capital Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed and including, without limitation, equipment) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

“Capital Reorganization” means any change in the issued and outstanding Shares of a Company.

“Cash” means cash and Cash Equivalents of the Borrower determined on a consolidated basis.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States (or any state thereof) or Canadian (or any province thereof) governments or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit or time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in the United States or Canada having capital and surplus in excess of $500,000,000 (or the Exchange Equivalent thereof), (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated A1 or the equivalent thereof by Moody’s or S&P and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state of the United States or province of Canada or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 12 months or less from the date of acquisition.

“Cash Management Agreements” means any cash management agreement (including any mirror netting agreement) which an Obligor enters into in the ordinary course of business with a Lender.

“Cash Proceeds of Realization” means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in United States dollars.

“Change in Law” means the occurrence, after the date of this agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or

Credit Agreement - Solius AcquireCo

application thereof by any Official Body or (c) the making or issuance of any Applicable Law by any Official Body. For certainty, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as Basel III and all requests, rules, guidelines or directives thereunder or issued in connection therewith and promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities shall be deemed to be a “Change in Law”, regardless of the date enacted, adopted, promulgated or issued.

“Change of Control” shall occur when (i) the Borrower ceases to directly or indirectly hold 100% of the Shares of the Guarantors; (ii) the Parent ceases to directly hold 100% of the Shares of the Borrower; or (iii) Equinox ceases to directly or indirectly hold 100% of the Shares of the Borrower.

“Change of Control in Equinox” means and shall be deemed to have occurred if any Person or group of Persons acting “in concert” (as contemplated by the Securities Act (British Columbia)), shall at any time have acquired (i) direct or indirect beneficial ownership of Voting Shares of Equinox having attributed to it a majority of the outstanding votes attached to all of the issued and outstanding Voting Shares of Equinox or (ii) the right or the ability by voting power, contract or otherwise to elect or designate for election a majority of the directors of Equinox.

“Closing Date” means the date on which the New Gold Mesquite Acquisition is completed and the last condition precedent to the sole drawdown hereunder pursuant to Section 12.2 is satisfied or waived.

“Companies” means, collectively, the Obligors and the Parent and “Company” means any one of the Companies.

“Control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting equity, by contract or otherwise and “Controlled” shall have a similar meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.2.

“Corporate Reorganization” means any change in the legal existence of any Company (other than a Capital Reorganization) including by way of amalgamation, merger, winding up, dissolution, continuance or plan of arrangement.

“Credit Documents” means this agreement, the Guarantees, the Fee Letter, the Security Documents, the Perfection Certificates, the Sprott Intercreditor Agreement and all instruments and agreements executed and delivered by the Obligors in favour of the Finance Parties from time to time in connection with this agreement or any other Credit Document, but specifically excluding the Parent

Credit Agreement - Solius AcquireCo

Documents, the Secured Risk Management Agreements and the Cash Management Agreements.

“Credit Excess” means, as at a particular date, the amount, if any, by which the aggregate amount of credit outstanding under the Credit Facility as at the close of business on such date exceeds the Total Commitment Amount as at the close of business on such date.

“Credit Facility” shall have the meaning ascribed thereto in Section 2.1.

“Credit Facility Termination Date” means the date on which all Secured Obligations of the Borrower under or in connection with the Credit Facility have been permanently paid in full and the Lenders have no commitment to provide credit to the Borrower under or in connection with the Credit Facility.

“Credit Limit” means, at any particular time, the principal amount of $100,000,000 (as such amount may be reduced pursuant to Section 2.3).

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of any extension of credit required to be funded by it hereunder within three Banking Days of the date required to be funded by it hereunder unless such failure has been cured, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding, (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business, with respect to (d) and (e), or (f) is subject to any Bail-In Action.

“Derivative Exposure” in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Risk Management Agreements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof. If the Derivative Exposure would be payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as “Out-of-the-Money Derivative Exposure”.

“Designated Account” means, with respect to transactions in United States dollars for the Borrower, the account of the Borrower maintained by the

Credit Agreement - Solius AcquireCo

Administrative Agent at the Branch of Account for the purposes of transactions in such currency under this agreement.

“Disposition” shall mean any sale, Sale Leaseback, assignment, transfer, conveyance, lease, license or other disposition of any nature or kind whatsoever of any property or of any right, title or interest in or to any property, and the verb “Dispose” shall have a correlative meaning.

“Distribution” means:

(a)	the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares in the capital of the Borrower, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in shares of the Borrower;
(b)	the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of the Borrower or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital of the Borrower, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; and
(c)	the payment of any Sprott Indebtedness (including for certainty, any payment on account of interest, fees, expenses and/or principal).

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“Drawn Amount” shall have the meaning ascribed thereto in Section 2.3.

“EBITDA” means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter:

(a)	plus Interest Expenses for such Fiscal Quarter;
(b)	minus Interest Income for such Fiscal Quarter;
(c)	plus consolidated income tax expenses of the Borrower for such Fiscal Quarter;
(d)	plus (to the extent otherwise deducted) consolidated depreciation and amortization expenses and other non-cash expenses of the Borrower (which shall include, for certainty, the Borrower’s non-cash stock options and non-cash share based payment expenses) for such Fiscal Quarter;
(e)	plus (to the extent otherwise deducted) unrealized losses incurred in connection with any Risk Management Agreements during such Fiscal Quarter; and
Credit Agreement - Solius AcquireCo

(f)	minus (to the extent otherwise included) unrealized gains incurred in connection with any Risk Management Agreements during such Fiscal Quarter.

The calculation of EBITDA shall be adjusted, without duplication, for non-cash revenues and expenses of the Borrower on a consolidated basis including, without limitation, deferred revenue and the difference between accrued and cash reclamation costs. For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital. The determination of EBITDA for all purposes hereunder shall be determined exclusive of any extraordinary, unusual or non-recurring gains or losses (including, for certainty and without limitation, any gains or losses from the sale of any mining property or any part hereof or any insurance proceeds.

“EEA Member Country” means any member state of the European Union (including for greater certainty, the United Kingdom), Iceland, Liechtenstein and Norway.

“Employee Benefit Plan” means any employee benefit plan maintained or contributed to by any Obligor that are not Pension Plans, including any profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock, supplementary unemployment benefit plan or arrangement and any life, health, dental and disability plan or arrangements in which the employees or former employees of any Obligor participate or are eligible to participate, in each case whether written or oral, funded or unfunded, insured or self-insured, reported or unreported, but excluding all stock option or stock purchase plans.

“Enforcement Date” means:

(a)	the date on which the Administrative Agent notifies the Borrower, pursuant to Section 13.1, that all Indebtedness of the Borrower to the Lenders hereunder has become immediately due and payable or on which such indebtedness automatically becomes due and payable pursuant to Section 13.1, whichever occurs first; or
(b)	if all Indebtedness of the Borrower to the Lenders hereunder has been repaid in full and all commitments of the Lenders hereunder have terminated, the date on which a Qualified Risk Management Lender notifies an Obligor that all indebtedness of such Obligor to such Qualified Risk Management Lender under the relevant Secured Risk Management Agreement has become immediately due and payable or on which such indebtedness automatically becomes due and payable, whichever occurs first.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwaters, drinking water supply, stream sediments, ambient air

Credit Agreement - Solius AcquireCo

(including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental and Social Laws” means (i) the IFC Performance Standards and the World Bank Environmental, Health, and Safety Guidelines, in each case, published from time to time by the IFC and World Bank Group respectively and (ii) any Applicable Law which relates to (A) the pollution or protection of the Environment, (B) the conditions of the workplace, (C) the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment including any Hazardous Materials, (D) indigenous peoples, (E) cultural heritage or (F) resettlement or economic displacement of persons.

“Equinox” means Equinox Gold Corp., a corporation existing under the laws of the Province of British Columbia.

“Equity” means, at any particular time, the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of the Borrower at such time as shareholders’ equity of the Borrower.

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Event of Default” means any one of the events set forth in Section 13.1.

“Excess Cash Flow” means, for any Fiscal Quarter and calculated on a consolidated basis, aggregate EBITDA of the Borrower for such Fiscal Quarter less the aggregate of following amounts (without duplication): (i) income and capital tax expenses of the Borrower paid in cash during such Fiscal Quarter; (ii) Interest Expense paid in cash during such Fiscal Quarter; (iii) scheduled or voluntary principal payments made or required to be made in respect of the Credit Facility during or in respect of such Fiscal Quarter; (iv) payments made under Capital Leases during such Fiscal Quarter; (v) Sustaining Capital Expenditures during such Fiscal Quarter; (vi) cash payments on account of reclamation costs made during such Fiscal Quarter and (vii) permitted Distributions paid pursuant to Section 11.2(g)(i) during such Fiscal Quarter.

“Exchange Equivalent” means as of any particular date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), the amount expressed in the other currency which would be required to buy the original amount of the original currency using the Bank of Canada daily rate of exchange published on the Bank of Canada website (or for the preceding Banking Day if such rate is not available at the relevant time).

“Excluded Swap Obligation” means, with respect to any Company in its capacity as a guarantor of the Secured Obligations of the other Companies under or in respect of any Guarantee or Parent Guarantee, as the case may be, any Swap

Credit Agreement - Solius AcquireCo

Obligation if, and to the extent that, all or a portion of the Guarantee or Parent Guarantee, as applicable, of such Company of, or the grant by such Company of a security interest to secure, such Swap Obligation (or any Parent Guarantee or Guarantee thereof) is or becomes illegal under the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute (“Commodity Exchange Act”) or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Company’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee or Parent Guarantee, as applicable, of such Company or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee, Parent Guarantee or security interest is or becomes illegal.

“Excluded Taxes” means, with respect to any Finance Party or any other recipient of any payment to be made by or on account of any obligation of the Borrower under any Finance Document, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Finance Party, in which its applicable lending office is located, or as a result of a present or former connection between the recipient and the jurisdiction of the taxing authority, imposing such tax (other than such connection arising solely from the recipient having executed, delivered or performed its obligations or received a payment under, or enforced, any Finance Document, or sold or assigned an interest in any Finance Document), (b) any capital taxes and branch profits taxes or any similar tax imposed by any jurisdiction described in (a) above, (c) any U.S. federal withholding taxes imposed under FATCA, and (d) taxes attributable to the recipient’s or Finance Party’s failure to comply with Section 8.6(f).

“Exposure” means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 14.21.

“FATCA” shall mean (i) Sections 1471 through 1474 of the US Internal Revenue Code, (ii) any regulations promulgated thereunder, official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the US Internal Revenue Code, and (iii) any intergovernmental agreements (or related legislation or official administrative rules or practices) implementing the foregoing, in each case, in existence as of the date of this Agreement, or any amended or successor version that is substantively comparable and not materially more onerous to comply with.

“Fee Letter” means the fee letter dated as of the Closing Date entered into by the Borrower and the Administrative Agent.

Credit Agreement - Solius AcquireCo

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by the Administrative Agent.

“Finance Documents” means, collectively, the Credit Documents, the Secured Risk Management Agreements, the Cash Management Agreements and the Parent Documents.

“Finance Parties” means, collectively, the Administrative Agent, the Lenders and the Qualified Risk Management Lenders.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“generally accepted accounting principles” or “GAAP” means generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the CPA Canada Handbook - Accounting, published by the Chartered Professional Accountants of Canada, which, for purposes of this agreement, is determined to be IFRS.

“Guarantees” means, collectively, (x) the guarantee by the Borrower in Article 15 hereof and (y) the guarantee to be entered into by each Guarantor in favour of the Administrative Agent for the benefit of the Finance Parties, each in form and substance satisfactory to the Lenders, and pursuant to which such Guarantor shall guarantee all of the Secured Obligations of each other Company and “Guarantee” means any one of the Guarantees.

“Guarantors” means at any time, collectively, all present and future Subsidiaries of the Borrower. As of the Closing Date and immediately following the consummation of the New Gold Mesquite Acquisition, the Guarantors shall be New Gold Mesquite, Western Goldfields (USA) Inc. and Western Mesquite Mines, Inc.

“Hazardous Materials” means any waste or other substance that is hazardous, radioactive, toxic, a pollutant or a contaminant, or that is regulated, listed, defined, designated, or classified, or otherwise determined to be, as such under or pursuant to any Environmental and Social Laws, including any mixture or

Credit Agreement - Solius AcquireCo

solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes thereof and asbestos or asbestos-containing materials.

“IFRS” means, at any given date, International Financial Reporting Standards, which include standards and interpretations adopted by the International Accounting Standards Board, applied on a consistent basis.

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease, (iv) contingent reimbursement or payment obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) to the extent accelerated, the Out-of-the-Money-Derivative Exposure of such Person, (vi) to the extent recorded as indebtedness on the balance sheet of such Person in accordance with GAAP, repayment obligations, liquidated damages or other financial compensation due and owing under any Sprott Credit Document upon an event of default thereunder and (vii) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (vi). Indebtedness for purposes of calculating the ratios in Sections 11.1(m) and (o), shall not include any Indebtedness under clause (iv) above (other than any Secured Obligations) that is cash collateralized.

“Indemnified Liabilities” has the meaning ascribed to such term in Section 8.5(a) or Section 8.5(b), as applicable.

“Indemnified Taxes” means, Taxes other than Excluded Taxes imposed on or with respect to any payment made by or on account of any obligation of a Company under any of the Finance Documents, as applicable.

“Individual Commitment” means, with respect to a particular Lender, the principal amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to, as applicable, Sections 2.3, 8.3 and 16.5 as the individual commitment of such Lender, provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender shall thereafter be equal to the Individual Commitment of such Lender immediately prior to the termination of the Credit Facility.

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to any Obligor and used in or necessary to the operation of its business.

Credit Agreement - Solius AcquireCo

“Interest Expenses” means, for any particular period, the amount which would in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as gross interest expenses.

“Interest Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as interest accrued due to the Borrower during such period whether or not paid.

“Interest Period” means, in the case of any LIBOR Loan, the applicable 30, 60, 90 or 180 day period for which interest on such LIBOR Loan shall be calculated pursuant to Article 7, with reference to Schedule H.

“Interest Service Coverage Ratio” means, for any Fiscal Quarter, the ratio of (i) Rolling EBITDA for such Fiscal Quarter to (ii) Rolling Interest Service for such Fiscal Quarter.

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures.

“Knowledge of the Borrower” means, at any particular time, the conscious knowledge of the senior management of the Borrower which shall include, without limitation, the Borrower’s President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Corporate Secretary.

“Lenders” means the individual lending institutions set out and described in Schedule A, as amended from time to time and “Lender” means any of the Lenders.

“Level” means a level set out in the first column of the table contained in Schedule H corresponding to the range within which the Leverage Ratio as of any Fiscal Quarter end falls.

“Leverage Ratio” means, for any Fiscal Quarter, the ratio of (i) Total Indebtedness at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter. For the purposes of calculating the Leverage Ratio only, the Sprott Indebtedness shall be deducted from Total Indebtedness.

“LIBOR” means, for any Interest Period:

(a)	the rate of interest per annum, calculated on the basis of a year of 360 days, determined by the Administrative Agent for a particular Interest Period to be the rate of interest per annum that appears as such on the
Credit Agreement - Solius AcquireCo

applicable Reuters page at 11:00 a.m. (London time) on the second Banking Day prior to the commencement of such Interest Period; and

(b)	if such published rate is not available at such time for any reason, the rate per annum determined by the Administrative Agent to be the rate at which deposits in U.S. Dollars for delivery on the date of determination in same day funds in the approximate amount of the LIBOR Loan being made or maintained by the Administrative Agent and with a term equal to the Interest Period applicable to such LIBOR Loan would be offered by the Administrative Agent’s London Branch to major banks in the London interbank Eurodollar market at their request at the date and time of determination.

If at any time LIBOR is less than zero, LIBOR shall be deemed to be equal to zero.

“LIBOR Loan” means monies lent by the Lenders to the Borrower in U.S. Dollars and upon which interest accrues at a rate referable to LIBOR.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation (including any agreement to give any of the foregoing and any filing of or agreement to give any financing statement under the Uniform Commercial Code, PPSA or any similar action under any similar law of any other jurisdiction other than in respect of operating leases of personal property entered into in the ordinary course of business and having a term of greater than one year that are deemed to be Liens under Applicable Law) as well as any royalty.

“Life of Mine” means, the period during which all reserves and resources at the New Gold Mesquite Mine as reported in the Borrower’s most recent reserve statement in respect thereof is projected to be extracted through planned mining activities at or in connection with the New Gold Mesquite Mine.

“Loans” means Base Rate Loans and LIBOR Loans.

“Majority Lenders” means:

(a)	at any particular time up to the Credit Facility Termination Date, such group of Lenders (and, if there is more than one Lender, at least two Lenders) whose Individual Commitments aggregate at least two thirds of the Total Commitment Amount at such time; and
(b)	at any particular time after the Credit Facility Termination Date, such group of Finance Parties which have aggregate Exposure in an amount at
Credit Agreement - Solius AcquireCo

least two thirds of the aggregate Exposure of all of the Finance Parties at such time.

Notwithstanding the foregoing, the unfunded Individual Commitment of, and the outstanding extensions of credit held or deemed to be held by, any Defaulting Lender shall be excluded for purposes of making a determination of Majority Lenders.

“Material Adverse Change” means any change of circumstances or event (or any Lender becoming aware of any facts not previously disclosed or known) which the Majority Lenders determine is reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means, in the opinion of the Majority Lenders, acting reasonably, a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on:

(a)	the business, operations, property, assets or financial condition of the Companies considered as a whole;
(b)	the ability of any Company to perform its obligations under any Finance Document to which it is a party;
(c)	the ability of any Finance Party to enforce its rights under any Finance Document; or
(d)	the perfection or priority of the Security or the Parent Security.

Notwithstanding the foregoing, normal course adverse price fluctuations in the commodity markets shall not, in and of themselves, be deemed to constitute a Material Adverse Effect.

“Material Agreements” means (i) those contracts set forth in Schedule K, (ii) any contract to which a Company is a party and which the Administrative Agent, on the instructions of the Majority Lenders, acting reasonably, has designated in writing to the Borrower as a Material Agreement and (iii) otherwise any contract to which a Company is a party, the breach or termination of which could reasonably be expected to result in a Material Adverse Change and “Material Agreement” means any of the Material Agreements.

“Maturity Date” means October 30, 2022.

“Mine Plan” means the consolidated budget of the Borrower which shall include without duplication (i) the individual mine plan for over the Life of Mine and (ii) all other exploration and corporate expenses (including, without limitation, sales, general and administrative expenses), delivered by or on behalf of the Borrower to the Lenders.

Credit Agreement - Solius AcquireCo

“Mining Licenses” means, collectively, the mineral concessions, mining claims and mining leases which are material to the conduct of exploration or mining activities on or in the New Gold Mesquite Mine, a complete and accurate inventory of which is set forth in the Perfection Certificates.

“Mining Operations” means, at any particular time, the exploration, development, mining, construction and milling operations carried out at the New Gold Mesquite Mine at such time.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Net Disposition Proceeds” means, with respect to any Disposition, the gross proceeds received by or on behalf of an Obligor in respect of such Disposition less the sum of (i) the amount, if any, of all Taxes paid or estimated to be payable by or on behalf of the Obligor in connection with such Disposition and (ii) reasonable and customary fees, commissions, expenses, issuance costs, deductibles, discounts and other costs paid by or on behalf of the Obligor in connection with such Disposition.

“Net Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as the net income of the Borrower excluding any extraordinary items.

“New Gold Mesquite” means New Gold Mesquite Inc., a corporation existing under the laws of the State of Nevada.

“New Gold Mesquite Acquisition” means the acquisition by the Borrower of all of the issued and outstanding Shares of New Gold Mesquite pursuant to the New Gold Mesquite Acquisition Agreement.

“New Gold Mesquite Acquisition Agreement” means the share purchase agreement made as of September 19, 2018 between the Borrower, Equinox and New Gold Inc., as the same may be amended, modified or supplemented from time to time, with any amendment, consent or waiver of any terms or representation and warranty thereunder requiring the prior written consent of the Administrative Agent and all of the Lenders.

“New Gold Mesquite Mine” means the Mesquite gold mine located near Glamis, Imperial County, California operated by Western Mesquite Mines, Inc.

“Non-FATCA Compliant Lender” means any Lender hereunder who is in breach of its obligations under FATCA.

“Obligors” means the Borrower and the Guarantors and “Obligor” means any one of the Obligors.

Credit Agreement - Solius AcquireCo

“Official Body” means any supra-national (such as the European Union and the European Central Bank), national, state, provincial or municipal government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Finance Document or from the execution, delivery or enforcement of, or otherwise with respect to, this agreement or any other Finance Document and the transactions contemplated thereby.

“Out-of-the-Money Derivative Exposure” has the meaning given to it in the definition of “Derivative Exposure”.

“Parent” means Solius Holdco Inc., a corporation incorporated under the laws of the State of Delaware.

“Parent Collateral” means:

(a)	all of the issued and outstanding Shares in the capital of the Borrower now owned or hereafter acquired by the Parent; and
(b)	any and all proceeds of the foregoing.

“Parent Documents” means the Parent Guarantee and the Parent Pledge Agreement.

“Parent Guarantee” means the guarantee agreement dated as of the Closing Date entered into by Parent in favour of the Administrative Agent for the benefit of the Finance Parties, pursuant to which the Parent shall guarantee the Secured Obligations of the Companies on a limited recourse basis, with recourse being limited to the Parent Collateral, and shall subordinate and postpone any claims it may have against any of the Companies to the Secured Obligations of the Companies.

“Parent Security” means the security constituted by the Parent Pledge Agreement.

“Parent Pledge Agreement” means the share pledge agreement dated as of the Closing Date entered into by the Parent in favour of the Administrative Agent for the benefit of the Finance Parties, and pursuant to which the Parent shall pledge to the Administrative Agent and shall grant to the Administrative Agent a security interest in the Parent Collateral as continuing collateral security for the Secured Obligations of the Parent and the obligations of the Parent under the Parent Documents.

Credit Agreement - Solius AcquireCo

“Participant” shall have the meaning ascribed thereto pursuant to Section 16.5.

“Party” means a party to this agreement.

“Pension Plan” means any plan, program or arrangement which is considered to be a pension plan for the purposes of any applicable pension benefits standards, or any applicable tax, statute and/or regulation thereof established, maintained or contributed to by, or to which there is or may be an obligation to contribute by, any Obligor, its employees or former employees, in each case whether written or oral, funded or unfunded, insured or self-insured, reported or unreported.

“Perfection Certificate” means, in respect of each Company, a certificate of a senior officer of such Company, addressed to the Administrative Agent, in form and substance satisfactory to the Lenders and pursuant to which certain factual matters relating to such Company and the Secured Assets or Parent Collateral, as the case may be, of such Company are certified true and correct, together with all schedules and exhibits attached thereto or referred to therein, as the same may be updated from time to time pursuant to Section 11.1(b).

“Permitted Capital Reorganization” means (a) any change in the issued and outstanding Shares of the Borrower (other than a change that would result in an Event of Default) and (b) any Capital Reorganization (i) that does not result in any change in the combined direct and indirect percentage ownership interest of (A) Equinox and the Parent in the Borrower and (B) the Borrower in any of its Subsidiaries; (ii) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent in writing fifteen Banking Days before its proposed completion date, (iii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower delivers to the Administrative Agent a certificate (A) certifying that the completion of the Capital Reorganization will not have a Material Adverse Effect, (B) in which the Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent contemporaneously with the completion of such Capital Reorganization, any Guarantees, Security Documents and/or amendments to any of the foregoing, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Capital Reorganization shall not adversely affect any rights of any Finance Party under any Finance Document and (C) certifying that no Default or Event of Default has occurred and is outstanding at the time of the completion of the Capital Reorganization or would arise immediately thereafter.

“Permitted Corporate Reorganization” means any Corporate Reorganization (i) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent in writing fifteen Banking Days before its proposed completion date, (ii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower delivers to the Administrative Agent a certificate (A) certifying that the completion of the Corporate Reorganization will not have a Material Adverse Effect, (B) in which the Borrower shall covenant to deliver or cause to be delivered to the

Credit Agreement - Solius AcquireCo

Administrative Agent contemporaneously with the completion of such Corporate Reorganization, any Guarantees, Security Documents, and/or amendments to any of the foregoing, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Corporate Reorganization shall not adversely affect any rights of any Finance Party under any Finance Document and (C) certifying that no Default or Event of Default has occurred and is outstanding at the time of the completion of the Corporate Reorganization or would arise immediately thereafter.

“Permitted Disposition” has the meaning ascribed to such term in Section 11.2(c).

“Permitted Indebtedness” means any one or more of the following:

(a)	the Secured Obligations;
(b)	Indebtedness of the Obligors arising under Capital Leases and Purchase Money Indebtedness; provided that, at any particular time, the aggregate principal amount of such Indebtedness does not exceed $10,000,000;
(c)	Indebtedness owed by an Obligor to another Obligor;
(d)	Indebtedness owed by the Borrower to Parent relating to the loan proceeds under the Sprott Indebtedness distributed by the Parent to the Borrower;
(e)	trade payables and other accrued liabilities incurred in the ordinary course of business and payable in accordance with customary practices or which are not overdue for more than sixty (60) days or are being contested in good faith by appropriate proceedings and diligently conducted and as to which reserves are being maintained in accordance with generally accepted accounting principles;
(f)	Indebtedness of any Obligor under any Sprott Credit Document (including, for certainty, any guarantee of any Indebtedness thereunder); provided that at all times (x) the aggregate principal amount of all such Indebtedness thereunder shall not exceed $20,000,000 and (y) the Sprott Intercreditor Agreement remains in full force and effect;
(g)	Indebtedness of up to a maximum aggregate principal amount at any particular time of $30,000,000 in respect of bonds, letters of credit or bank guarantees in favour of a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of any Obligor (including for the reclamation or remediation of mining properties), all in the ordinary course of business;
(h)	to the extent constituting Indebtedness, Taxes, assessments or governmental charges or levies which are being contested in good faith by
Credit Agreement - Solius AcquireCo

appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles; and

(i)	other Indebtedness of the Obligors which is subordinated and postponed to the Secured Obligations on terms and conditions satisfactory to the Lenders in their sole and absolute discretion.

“Permitted Investments” means any one or more of the following:

(a)	Investments in Cash; and
(b)	Investments in Obligors;

provided, in each case, no Default or Event of Default exists at the time of making any such Investment or would arise as a result thereof.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Obligors and in the case of subparagraph (a), (b), (c), (n) and (o) only, the property and assets of the Obligors and the Parent Collateral:

(a)	the Security and the Parent Security;
(b)	Liens for Taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;
(c)	the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;
(d)	Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;
(e)	restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Obligor, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons;
(f)	the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by any Obligor or by any statutory provision, to
Credit Agreement - Solius AcquireCo

terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g)	the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Liens arising in the ordinary course of business;
(h)	security given to a public utility or any municipality or governmental or other public authority when required by such utility or other Official Body in connection with the operations of any Obligor, all in the ordinary course of business;
(i)	the reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Official Body;
(j)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;
(k)	applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;
(l)	Liens securing Indebtedness arising under clauses (b) (for the avoidance of doubt such Liens shall only be permitted on the assets financed pursuant to such Capital Leases and/or Purchase Money Indebtedness) and (g) (such Liens shall only be permitted on any cash collateral to be applied against such Indebtedness) of the definition of Permitted Indebtedness;
(m)	royalties granted, as at the date hereof, in connection with the operation of the New Gold Mesquite Mine and which are disclosed in the Perfection Certificate;
(n)	Liens granted to Sprott in connection with the Sprott Credit Documents provided that the Sprott Intercreditor Agreement remains in full force and effect;
(o)	the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property;
Credit Agreement - Solius AcquireCo

(p)	Liens on minerals or the proceeds of sale of such minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing the payment of any Obligor’s portion of the fees, costs and expenses attributable to the processing or refining of such minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due; and
(q)	royalties on the production or profits from mining which are described in Schedule L hereto.

“Permitted Reorganizations” means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.

“Permitted Risk Management Agreement” means (a) a Secured Risk Management Agreement or (b) an unsecured Risk Management Agreement entered into by an Obligor with any Person, in each case (i) that has not been entered into for speculative purposes nor on a margined basis, (ii) that would not result, at the time of the transaction effected pursuant thereto, in more than 50% of the most recent Mine Plan’s consolidated projected gold production being hedged during the term of the relevant Risk Management Agreement (such 50% excluding, however, the hedging of quotational period pricing choices by customers of the Obligors), (iii) which does not constitute a Restricted Forward Sale Transaction and (iv) which requires settlement at the original maturity date thereof.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“PPSA” means the Personal Property Security Act (British Columbia), as amended.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.5.

“Prepayment Trigger Events” means, subject to Section 11.1(d), the receipt by any Obligor of any insurance proceeds in excess of $500,000 where such proceeds or any portion thereof have not been used or committed by such Obligor to repair or replace the subject assets within 180 days of such Obligor’s receipt thereof providing that such repairs or replacement will generate materially the same performance as prior to such insurance claim.

“Pro Rata Share” means at any particular time, the ratio of the Individual Commitment of a particular Lender at such time to the aggregate of the Individual Commitments of all of the Lenders at such time.

Credit Agreement - Solius AcquireCo

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets or the Parent Collateral or received from any Company pursuant to the Credit Documents or the Parent Documents or from the Administrative Agent or Sprott pursuant to the Sprott Intercreditor Agreement, (i) after any notice being sent by the Administrative Agent to the Borrower pursuant to Section 13.1 declaring all Indebtedness of the Borrower hereunder to be immediately due and payable, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any Company (or any other arrangement or marshalling of the Secured Assets or the Parent Collateral that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to the Guarantees, the Security Documents or the Parent Documents. For greater certainty, insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets or the Parent Collateral or cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets or the Parent Collateral shall not constitute Proceeds of Realization prior to the Enforcement Date.

“Purchase Money Indebtedness” means Indebtedness assumed by any Obligor as part of, or issued or incurred by such Obligor to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Obligor.

“Qualified Affiliate” means an Affiliate of a Lender who has executed and delivered to the Administrative Agent an instrument of adhesion in the form set forth in Schedule J.

“Qualified ECP Guarantor” means, in respect of any Secured Obligation pursuant to a Risk Management Agreement, each Company that has total assets exceeding U.S. $10,000,000 at the time the Parent Guarantee or relevant Guarantee, as applicable, becomes effective with respect to such Secured Obligation or such other Person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another Person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Qualified Risk Management Lender” means (x) any Person that enters into a Risk Management Agreement at a time when such Person is a Lender or (y) any Qualified Affiliate that enters into a Risk Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender provided; in each of the foregoing cases, that any such Person shall cease to be a Qualified Risk Management Lender if and when such Person (or its Qualified Affiliate) sells all of its rights and obligations under the Credit Documents and Parent Documents (or otherwise sells down beneath the stated hold level set forth in Section 16.5(c) hereof) prior to the date on which all Secured Obligations owing by the Companies to the Finance Parties or any of them, or remaining unpaid to

Credit Agreement - Solius AcquireCo

the Finance Parties or any of them, under the Credit Agreement have been satisfied in full and the Credit Facility has terminated pursuant to Section 2.4.

“Receiver” means a receiver, receiver and manager or other Person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets, the Parent Collateral or any part thereof.

“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the Environment, whether intentional or unintentional.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“Restricted Countries” means, at any particular time, any country subject to Sanctions at such time.

“Restricted Forward Sale Transaction” means an agreement by a Person to sell forward a quantity of metal or other commodity where payment is made, in whole or in part, prior to the date on which such metal or commodity was mined or extracted by such Person.

“Risk Management Agreements” means any present or future swap, hedging, foreign exchange or other derivative transaction entered into by any Obligor which constitutes any silver, gold or other commodity hedging transaction (including, without limitation, any Restricted Forward Sale Transaction), spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Obligor; provided however, that, with respect to any Guarantor, the Parent and the Borrower in their respective capacities as a guarantor of the Secured Obligations of any other Company, Secured Obligations guaranteed by such Company, shall exclude all Excluded Swap Obligations.

“Rolling EBITDA” means, for any particular Fiscal Quarter:

(a)	for the Fiscal Quarter ending December 31, 2018, the aggregate amount of EBITDA for such Fiscal Quarter multiplied by four;
(b)	for the Fiscal Quarter ending March 31, 2019, the aggregate amount of EBITDA for such Fiscal Quarter and for the immediately preceding Fiscal Quarter multiplied by two;
Credit Agreement - Solius AcquireCo

(c)	for the Fiscal Quarter ending June 30, 2019, the aggregate amount of EBITDA for such Fiscal Quarter and for the two immediately preceding Fiscal Quarters multiplied by 4/3; and
(d)	for each Fiscal Quarter thereafter, the aggregate amount of EBITDA for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters.

“Rolling Interest Service” means:

(a)	for the Fiscal Quarter ending December 31, 2018, the sum of (A) all permitted Distributions paid pursuant to Section 11.2(g)(i) during such Fiscal Quarter plus (B) Interest Expenses for such Fiscal Quarter multiplied by four but, for the avoidance of doubt, excluding any such Interest Expense related to Indebtedness repaid during such Fiscal Quarter;
(b)	for the Fiscal Quarter ending March 31, 2019, the sum of (A) all permitted Distributions paid pursuant to Section 11.2(g)(i) during such Fiscal Quarter and for the immediately preceding Fiscal Quarter plus (B) the aggregate amount of Interest Expenses for such Fiscal Quarter and for the immediately preceding Fiscal Quarter multiplied by two;
(c)	for the Fiscal Quarter ending June 30, 2019, the sum of (A) all permitted Distributions paid pursuant to Section 11.2(g)(i) during such Fiscal Quarter and for the two immediately preceding Fiscal Quarters plus (B) the aggregate amount of Interest Expenses for such Fiscal Quarter and for the two immediately preceding Fiscal Quarters multiplied by 4/3; and
(d)	for each Fiscal Quarter thereafter, the sum of (A) all permitted Distributions paid pursuant to Section 11.2(g)(i) during such Fiscal Quarter and for the three immediately preceding Fiscal Quarters plus (B) the aggregate amount of Interest Expenses for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.2.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies Inc. and its successors.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which an Obligor (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

Credit Agreement - Solius AcquireCo

“Sanctioned Person” means any Person who is a designated target of Sanctions or is otherwise a subject of Sanctions, including as a result of being:

(a)	owned or controlled directly or indirectly by any Person which is a designated target of Sanctions; or
(b)	organized under the laws of any country that is subject to general or country-wide Sanctions; or
(c)	any Person that is a “designated person”, “politically exposed foreign person” or “terrorist group” as described in any Canadian or United Kingdom Sanctions law.

“Saleable Product” means all present and future mineral production (including without limitation, gold bearing material, dore bullion and refined gold) mined, extracted and derived from the New Gold Mesquite Mine.

“Sanctions” means any legislation, regulations, orders, economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the US Department of the Treasury’s Office of Foreign Assets Control (OFAC), the US Department of State, the United Nations Security Council, the Parliament of Canada, the European Union, and/or any present or future member state thereof and/or the United Kingdom’s Her Majesty’s Treasury or other relevant sanctions authority.

“Secured Assets” means, all of the present and future assets, property and undertaking of each Obligor and, in each case, all proceeds thereof. For certainty, the Secured Assets shall cease to be Secured Assets to the extent such assets are sold or otherwise disposed of in a manner which is permitted, or otherwise not prohibited, by any relevant Credit Document.

“Secured Obligations” shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Companies to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, in each case, under or in connection with any of the Finance Documents, and Secured Obligations of a particular Company shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Company to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, in each case, under or in connection with any of the Finance Documents to which such Company is a party. For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Secured Obligations Termination Date” means the date on which all Secured Obligations of the Companies (other than those provisions which by their terms

Credit Agreement - Solius AcquireCo

survive the termination of the Finance Documents) have been permanently paid in full and the Finance Parties have no commitments to provide credit to any Obligor under any Finance Document.

“Secured Risk Management Agreements” means any Risk Management Agreement between an Obligor on the one hand and a Qualified Risk Management Lender on the other hand.

“Security” means the collateral security constituted by the Security Documents.

“Security Documents” means the security documents which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by each Obligor in favour of the Administrative Agent in order to grant to the Administrative Agent a Lien on the Secured Assets as continuing collateral security for the payment and performance of the Secured Obligations of such Obligor, such security documents to be in form and substance reasonably satisfactory to the Administrative Agent and to include, without limitation, the security documents described in Schedule I hereto at the times stated therein.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“Sprott” means Sprott Private Resource Lending (Collector), LP and its successors and permitted assigns.

“Sprott Credit Agreement” means the credit agreement dated October 30, 2018 between the Parent, as borrower and Sprott, as lender (as the same may be amended, modified, supplemented or replaced from time to time in accordance with the Sprott Intercreditor Agreement).

“Sprott Credit Documents” means, the Facility Documents as such term is defined in the Sprott Credit Agreement.

“Sprott Indebtedness” means, the Secured Obligations as such term is defined in the Sprott Credit Agreement.

“Sprott Intercreditor Agreement” means the intercreditor agreement dated October 30, 2018 among the Administrative Agent, for and on behalf of the Finance Parties, each of the Companies and Sprott, for and on behalf of the lenders party to the Sprott Credit Agreement.

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a chartered bank) of

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which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

“Sustaining Capital Expenditures” means, for any particular period, capital expenditures paid in cash for such period that are incurred in connection with the sustaining of the then existing facilities and business of the Obligors, all calculated in accordance with generally accepted accounting principles.

“Swap Obligation” means, with respect to any Company in its capacity as a guarantor of the Secured Obligations of another Company, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of the Borrower as goodwill (without taking into account any future income tax assets that may be classified as goodwill), intangible assets and accumulated other comprehensive income.

“Tax Act” means the Income Tax Act (Canada).

“Taxes” means all taxes, assessments, fees, rates, levies, imposts, deductions, dues, duties and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including a federal, state, provincial, municipal or foreign Official Body), and whether disputed or not.

“Title Opinion” means the title opinion to be dated on or about the date of this agreement with respect to the title of certain Obligors to the various properties comprising the New Gold Mesquite Mine.

“Total Commitment Amount” means, at any particular time, the aggregate of the Individual Commitments of all of the Lenders at such time.

“Total Indebtedness” means, at any particular time, the aggregate Indebtedness of the Borrower on a consolidated basis.

“U.S.” and “United States” means the United States of America.

Credit Agreement - Solius AcquireCo

“U.S. Dollar Equivalent” means the relevant Exchange Equivalent in U.S. Dollars of any amount of another currency.

“U.S. Dollars” means the lawful currency of the United States of America.

“Voting Shares” means Shares of any class of any corporation carrying voting rights generally under all circumstances.

“Write-down and Conversion Powers” means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and
(b)	in relation to any other applicable Bail-In Legislation:
(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a Person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a Person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and
(ii)	any similar or analogous powers under that Bail-In Legislation.
1.2	Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this agreement and not to any particular Article, Section or other subdivision of this agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof. Any references herein to any legislation, statutory instrument or regulation or a section or other provision thereof, unless otherwise specified, is a reference to the legislation, statutory instrument, regulation, section or other provision as amended, restated or re-enacted from time to time. Any references herein to a party to this agreement includes that party’s successors and permitted assigns.

1.3	Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

Credit Agreement - Solius AcquireCo

1.4	Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5	Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States.

1.6	Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 16.1, such service to become effective seven Banking Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7	Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8	Non-Banking Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9	Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10	Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time, the principal amount thereof.

Credit Agreement - Solius AcquireCo

1.11	Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12	Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrower hereunder.

1.13	Accounting Terms – GAAP

All accounting terms not specifically defined in this agreement shall be interpreted in accordance with GAAP.

1.14	Rule of Construction

The Finance Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Finance Documents.

1.15	Calculations, Computations, Changes in Accounting Policies

Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time. Whereas the Borrower may adopt new accounting policies from time to time (including with respect to IFRS), whereby such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this agreement, any other Credit Document or any Parent Document, then the Borrower, the Administrative Agent and the Lenders agree to enter into good faith negotiations in order to amend such provisions of this agreement, such other Credit Document or the applicable Parent Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Borrower’s or any of its Subsidiary’s financial condition, financial covenants, financial covenant thresholds or terms used in this agreement, any other Credit Document or any Parent Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. If the Borrower and the Majority Lenders cannot agree upon the required amendments, then all calculations of financial covenants, financial covenant thresholds or terms used in this agreement, any other Credit Document or any Parent Document shall be prepared and delivered without reflecting the accounting policy change.

1.16	Paramountcy

In the event of any conflict or inconsistency between the provisions of this agreement and the provisions of the Sprott Intercreditor Agreement, the provisions of the Sprott

Credit Agreement - Solius AcquireCo

Intercreditor Agreement shall prevail and be paramount. If any covenant, representation, warranty or event of default contained in any Security Document, Parent Document or Finance Document (other than the Sprott Intercreditor Agreement) is in conflict with or is inconsistent with a provision of this agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this agreement relating to the same specific matter.

1.17	Permitted Liens

Any reference herein to a Permitted Lien shall not serve to subordinate or postpone any Lien created by any Security Document or the Parent Pledge Agreement to such Permitted Lien.

Article 2
CREDIT FACILITY

2.1	Establishment of Credit Facility

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower a non-revolving term credit facility (the “Credit Facility”) in the principal amount of the Credit Limit.

2.2	Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders agree to extend credit to the Borrower under the Credit Facility from time to time provided that the aggregate principal amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender and further provided that the aggregate principal amount of credit outstanding under the Credit Facility shall not at any time exceed the amount of the Credit Limit. All credit requested under the Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders. Each Lender shall provide to the Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facility. The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit.

2.3	Reduction of Credit Limit

The Borrower may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the Credit Limit to the extent the Credit Facility is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given. Immediately following the sole drawdown under the Credit Facility, the amount of the Credit Limit shall be permanently reduced to the amount of such drawdown (the “Drawn Amount”). The amount of the Credit

Credit Agreement - Solius AcquireCo

Limit will be reduced at the time, and by the amount, of any prepayment or repayment of the Credit Facility pursuant to Sections 9.1, 9.3 and 9.4. Upon any reduction of the Credit Limit, the Individual Commitment of each Lender shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of such reduction of the Credit Limit.

2.4	Termination of Credit Facility
(a)	The Credit Facility shall terminate upon the earliest to occur of:
(i)	the termination of the Credit Facility in accordance with Section 13.1;
(ii)	the date on which the Credit Limit has been permanently reduced to zero pursuant to Section 2.3; and
(iii)	the Maturity Date.
(b)	Upon the termination of the Credit Facility, the right of the Borrower to obtain any credit under the Credit Facility and all of the obligations of the Lenders to extend credit under the Credit Facility shall automatically terminate.
2.5	Credit Restrictions

Subject to the terms and conditions hereof, the aggregate principal amount of credit outstanding under the Credit Facility shall not at any time exceed the Credit Limit.

Article 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1	Types of Credit Availments

Subject to the terms and conditions hereof, the Borrower may obtain credit under the Credit Facility from the Lenders through the Branch of Account by way of one or more Loans. Any extension of credit hereunder by way of drawdowns of a Base Rate Loan shall be in a minimum amount of $1,000,000 and otherwise in integral multiples of $100,000 in excess thereof. Any extension of credit hereunder by way of drawdowns of a LIBOR Loan shall be in a minimum amount of $5,000,000 and otherwise in integral multiples of $500,000 in excess thereof.

3.2	Funding of Loans

Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan prior to 11:00 a.m. (Toronto time) on the date of the extension of credit. The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to the Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited). Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender

Credit Agreement - Solius AcquireCo

has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent. The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable. If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

3.3	Failure of Lender to Fund Loan

If any Lender (a “Non-Funding Lender”) fails to make available to the Administrative Agent its Pro Rata Share of any Loan as required and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by such Non-Funding Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Non-Funding Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Non-Funding Lender. If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Non-Funding Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Non-Funding Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place and stead of a Non-Funding Lender in such circumstances, then the Non-Funding Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower. In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Non-Funding Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Non-Funding Lender) to the Contributing Lenders until such time as the Non-

Credit Agreement - Solius AcquireCo

Funding Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Non-Funding Lender.

3.4	Timing of Credit Availments

No LIBOR Loan under the Credit Facility may have a maturity date later than the Maturity Date.

3.5	Market Disruption

If at any time prior to the commencement of a proposed Interest Period or the advance of a Base Rate Loan the Administrative Agent or any Lender reasonably determines (which determination shall be conclusive and bind the Borrower) that:

(a)	by reason (i) of circumstances affecting the London interbank market, or any bank participants therein or (ii) a material disruption in the U.S. money market, adequate and fair means do not exist for ascertaining the applicable rate of interest on the basis provided in the definition of LIBOR or Base Rate (the “Relevant Subject Rate”);
(b)	deposits in U.S. Dollars are not being offered to that Lender in the interbank market in the ordinary course of business;
(c)	the making or continuing of the Pro Rata Share of that Lender in any relevant Loan has been made impracticable by the occurrence of any change in national or international financial, political or economic conditions or currency exchange rates or exchange control, or an event (including an act of terrorism) which materially and adversely affects the interbank market;
(d)	LIBOR for the proposed Interest Period, in the case of a LIBOR Loan or the Base Rate, in the case of a Base Rate Loan does not accurately reflect the effective cost to that Lender of funding its Pro Rata Share in any such Loan; or
(e)	the Administrative Agent is unable to determine the Relevant Subject Rate for the requested Loan,

(each, a “Market Disruption”), then that Lender (for the purposes of this Section, the “Affected Lender”) may give notice of such determination to the Administrative Agent who will promptly notify the Borrower. If an event referred to in paragraph (e) occurs, all Lenders shall be Affected Lenders and the Administrative Agent will promptly notify the Borrower and all Lenders thereof. If notice of a Market Disruption is given by the Administrative Agent to the Borrower, the Administrative Agent and the Borrower shall enter into negotiations for a period of not more than thirty (30) days commencing on the date the Borrower is so notified with a view to agreeing to an alternative basis for determining the Relevant Subject Rate applicable to the Pro Rata Share of each Affected Lender in each relevant Loan. If no such alternative basis is agreed to within such period, the Relevant Subject Rate to each relevant Loan shall be the rate per annum which is determined and notified to the Borrower by the Administrative Agent to be the cost to each Affected Lender (as notified by each Lender to the Administrative Agent) of continuing to fund

Credit Agreement - Solius AcquireCo

such Loan (the rate determined pursuant to the preceding two sentences, the “Alternate Funding Rate”). If the Administrative Agent, acting reasonably, determines that the Market Disruption no longer applies with regard to any Affected Lender, then the Relevant Subject Rate will again be determined in accordance with the definition thereof without regard to this Section 3.5. The Alternate Funding Rate will be determined, in the case of a LIBOR Loan at or before the commencement of and apply to each Interest Period, and in the case of a Base Rate Loan, on the first day of each Fiscal Quarter commencing on or subsequent to the date of the occurrence of the Market Disruption until the Market Disruption no longer applies with regard to each Affected Lender.

3.6	Time and Place of Payments

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Designated Account before 12:00 noon (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such account on the day specified for payment.

3.7	Remittance of Payments

Forthwith after the withdrawal from the Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.6, the Administrative Agent shall, subject to Sections 3.3 and 8.3, remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and where any other Lender has made funds available in the place and stead of a Non-Funding Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the Credit Facility, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.8	Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan and all other amounts becoming due to and being paid to the Lenders or

Credit Agreement - Solius AcquireCo

the Administrative Agent hereunder. The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower pursuant to this agreement.

3.9	Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

(a)	prior to 12:00 p.m. (Toronto time) on the fifth day prior to the date of any voluntary prepayment;
(b)	prior to 12:00 p.m. (Toronto time) on the third Banking Day prior to the date of a drawdown or rollover of a LIBOR Loan; and
(c)	prior to 12:00 p.m. (Toronto time) on the second Banking Day prior to the date of a Base Rate Loan.
3.10	Administrative Agent’s Discretion to Allocate

Notwithstanding the provisions of Section 3.2 with respect to the funding of Loans, the Administrative Agent shall be entitled to reallocate the funding obligations among the Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended by all of the Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender’s Individual Commitment.

Article 4
DRAWDOWNS

4.1	Drawdown Notice

Subject to Sections 2.5, 3.1 and 3.5 and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 14.14, the Borrower may, on the Closing Date, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.9 and specifying, as applicable:

(a)	whether the credit is to be obtained by way of Base Rate Loan or LIBOR Loan;
(b)	the principal amount of the Loan;
(c)	if the credit is to be obtained by way of a LIBOR Loan, the applicable Interest Period; and
(d)	the details of any irrevocable authorization and direction pursuant to Section 3.2.
Credit Agreement - Solius AcquireCo

4.2	Drawdown Restrictions

Only one drawdown shall be permitted under the Credit Facility and such drawdown must be made on the Closing Date.

Article 5
ROLLOVERS

5.1	LIBOR Loans

Subject to Sections 3.1 and 3.5 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.2, requested the Lenders to continue to extend credit by way of a LIBOR Loan to replace all or a portion of an outstanding LIBOR Loan as it matures, each Lender shall, on the maturity of such LIBOR Loan, continue to extend credit to the Borrower by way of a LIBOR Loan (without a further advance of funds to the Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured LIBOR Loan or the portion thereof to be replaced.

5.2	Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.9, shall be in substantially the form of Schedule E hereto and shall specify:

(a)	the maturity date of the maturing LIBOR Loan;
(b)	the principal amount of the maturing LIBOR Loan and the portion thereof to be replaced; and
(c)	the Interest Period or Interest Periods of the replacement LIBOR Loan(s).
5.3	Rollover by Lenders

Upon written notice to such effect to the Borrower at such time as (i) a Default has occurred and is continuing or (ii) the Borrower has failed to provide a Rollover Notice in respect of a LIBOR Loan on or prior to the third Banking Day prior to the maturity date of a maturing LIBOR Loan, the Administrative Agent may, on the maturity date of a maturing LIBOR Loan, rollover such LIBOR Loan into a LIBOR Loan having an Interest Period of one month or such other period as the Lenders may determine, as though a notice to such effect had been given in accordance with Section 5.2.

Article 6
CONVERSIONS

6.1	Converting Loan to Other Type of Loan

Subject to Sections 3.1 and 3.5 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.2, requested the Lenders to convert all or a portion of an outstanding Loan into another type of Loan, each Lender shall, on

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the date of conversion (which, in the case of the conversion of all or a portion of an outstanding LIBOR Loan, shall be the date on which such Loan matures), continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the Borrower) in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

6.2	Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.9, shall be in substantially the form of Schedule F hereto and shall specify:

(a)	the type of Loan to be converted;
(c)	the date on which the conversion is to take place;
(d)	the principal amount of the Loan or the portion thereof which is to be converted;
(e)	the type and amount of the Loan into which the outstanding Loan is to be converted; and
(f)	if an outstanding Loan is to be converted into a LIBOR Loan, the applicable Interest Period.
6.3	Absence of Notice

Subject to Section 3.5 in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing LIBOR Loan in favour of the Borrower shall be automatically converted to a Base Rate Loan as though a notice to such effect had been given in accordance with Section 6.2.

6.4	Conversion by Lenders

Upon written notice to such effect to the Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, on the maturity date of a LIBOR Loan, convert such LIBOR Loan into a Base Rate Loan, as though a notice to such effect had been given in accordance with Section 6.2.

Article 7
INTEREST AND FEES

7.1	Interest Rates

The Borrower shall pay to the Lenders, in accordance with Section 3.6, interest on the outstanding principal amount from time to time of each Loan at the rate per annum equal to:

(a)	LIBOR plus the Applicable Rate in the case of each LIBOR Loan; and
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(b)	the Base Rate plus the Applicable Rate in the case of each Base Rate Loan.
7.2	Calculation and Payment of Interest
(a)	Interest on the outstanding principal amount from time to time of each Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360, in the case of a LIBOR Loan, or 365 days (or 366, in the case of a leap year) in the case of a Base Rate Loan.
(b)	Accrued interest shall be paid,
(i)	in the case of interest on Base Rate Loans, monthly in arrears on the last day of each month; and
(ii)	in the case of interest on LIBOR Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such LIBOR Loans are otherwise required to be repaid.
7.3	General Interest Rules
(a)	For the purposes hereof, whenever interest is calculated on the basis of a year of 360, 365 or 366 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, 365 or 366 days, respectively.
(b)	Interest on each Loan and on overdue interest thereon shall be payable in U.S. Dollars.
(c)	If the Borrower fails to pay any fee or other amount of any nature payable by it to the Administrative Agent or the Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to the Administrative Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to, in the case of a LIBOR Loan, LIBOR for the Interest Period applicable thereto plus the Applicable Rate at such time and in the case of a Base Rate Loan, the Base Rate plus, in each case, 2.00% per
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annum. Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

7.4	Selection of Interest Periods

With respect to each LIBOR Loan, the Borrower shall specify in the Drawdown Notice, Conversion Notice or Rollover Notice, the duration of the Interest Period provided that:

(a)	Interest Periods shall have a duration from one, two, three or six months (subject to availability and to the right of the Administrative Agent, in its discretion, to restrict the term or maturity dates of Interest Periods);
(b)	the first Interest Period for a LIBOR Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and
(c)	if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.
7.5	Applicable Rate Adjustment

On the second Banking Day following each date the Borrower delivers a compliance certificate to the Administrative Agent pursuant to Section 11.1(b)(iii) which discloses a Leverage Ratio at a Level which differs from the Level then in effect, the Applicable Rate applicable to all Loans outstanding on the date any such change takes effect will be adjusted immediately, but without retroactive effect. Notwithstanding the foregoing if the Borrower fails to deliver a compliance certificate to the Administrative Agent by the date required to do so under Section 11.1(b)(iii), the Leverage Ratio shall be deemed as from such date to be at Level IV until such failure is cured, at which time the Applicable Rate shall be determined in accordance with the table set forth in the definition of Applicable Rate, but without any adjustments having retroactive effect.

7.6	Interest Act Compliance

For the purposes of the Interest Act (Canada), any rate of interest made payable under the terms of this agreement at a rate or percentage (the “Contract Rate”) for any period that is less than a consecutive 12 month period, such as a 360 or 365 day basis (the “Contract Rate Basis”), is equivalent to the yearly rate or percentage of interest determined by multiplying the Contract Rate by a fraction, the numerator of which is the number of days in the consecutive 12 month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis. The Borrower confirms that it fully understands and is able to calculate the rates of interest and fees applicable to Accommodations based on the methodology for calculating per annum rates provided for in this agreement. The Lenders and Administrative Agent agree that, if requested in writing by the

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Borrower, it will calculate the nominal and effective per annum rate of interest or fees on any Accommodation outstanding at the time of such request and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower of any of its obligations under this agreement or any other Finance Document, nor result in any liability to the Lenders and Administrative Agent. To the extent permitted by law, the Borrower hereby irrevocably agrees not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to any Finance Document, that the interest or fees payable under any Finance Document and the calculation thereof has not been adequately disclosed to the Borrower, whether pursuant to section 4 of the Interest Act (Canada) or any other Applicable Law or legal principle.

Article 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1	Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2	Increased Costs
(a)	Increased Costs Generally. If from time to time any Change in Law shall:
(i)	impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Finance Party;
(ii)	subject any Finance Party to any Tax of any kind whatsoever with respect to this agreement, any extension of credit made by it, or change the basis of taxation of payments to such Finance Party in respect thereof, except for Indemnified Taxes covered by Section 8.6 and the imposition, or any change in the rate, of any Excluded Tax payable by such Finance Party; or
(iii)	impose on any Finance Party or any applicable interbank market any other condition, cost or expense affecting this agreement or any extension of credit made by such Finance Party or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Finance Party of making or maintaining any extension of credit (or of maintaining its obligation to make any such extension of credit) or to reduce the amount of any sum received or receivable by such Finance Party hereunder (whether of principal, interest or any other amount), then upon request of such Finance Party from time to time the Borrower will pay to such Finance Party such additional amount or amounts as will compensate such Finance Party for such additional costs incurred or reduction suffered, such amount or amounts to be determined in the sole and absolute discretion of the relevant Finance Party.

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(b)	Capital and Liquidity Requirements. If any Finance Party determines in its sole and absolute discretion that any Change in Law affecting such Finance Party or any lending office of such Finance Party or such Finance Party’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Finance Party’s capital or on the capital of such Finance Party’s holding company, if any, as a consequence of this agreement, the Individual Commitment of such Finance Party or the extensions of credit made by it, to a level below that which such Finance Party or its holding company could have achieved but for such Change in Law (taking into consideration such Finance Party’s policies and the policies of its holding company with respect to, as applicable, capital adequacy or liquidity requirements), then from time to time the Borrower will pay to such Finance Party such additional amount or amounts as will compensate such Finance Party or its holding company for any such reduction suffered, such amount or amounts to be determined in the sole and absolute discretion of the Finance Party.
(c)	Certificates for Reimbursement. A certificate of a Finance Party setting forth the amount or amounts necessary to compensate such Finance Party or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower from time to time shall be conclusive absent manifest error. The Borrower shall pay such Finance Party the amount shown as due on any such certificate within 10 days after receipt thereof.
(d)	Delay in Requests. Failure or delay on the part of any Finance Party to demand compensation pursuant to this Section shall not constitute a waiver of such Finance Party’s right to demand such compensation, except that the Borrower shall not be required to compensate a Finance Party pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Finance Party notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Finance Party’s intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.
8.3	Failure to Fund as a Result of Change of Circumstances

If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(a) or 8.2(b) or if any Lender becomes a Defaulting Lender or an Non-FATCA Compliant Lender (the “Affected Lender”), then the Borrower may indicate to the Administrative Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitment and obligations under the Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the

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other Finance Documents to the extent they relate to the Credit Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so). If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender under the Credit Facility and the rights and obligations of such Assenting Lender under each of the other Finance Documents to the extent they relate to the Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitment and obligations under the Credit Facility and rights and obligations under each of the other Finance Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Assenting Lenders and the Borrower. On such date, the Assenting Lenders shall extend to the Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this agreement and shall no longer have any rights or obligations hereunder. Upon the assumption of the Affected Lender’s Individual Commitment as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the respective amounts of such assumption. For certainty, the Borrower shall not be required to pay an Affected Lender that is a Defaulting Lender in respect of breakage costs or other amounts required to be paid as a result of prepayment to such Lender.

8.4	Indemnity Relating to Credits

Upon notice from the Administrative Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Administrative Agent such amount or amounts as will compensate the Administrative Agent or the Lenders for any loss, cost or expense incurred by them in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a Loan as a result of:

(a)	the failure of the Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or
(b)	the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above).
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8.5	Indemnity for Transactional and Environmental Liability
(a)	The Borrower hereby agrees to indemnify and hold the Administrative Agent, each Lender and each of their respective Affiliates, shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement (collectively in this Section 8.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Finance Documents and any instrument, document or agreement executed pursuant hereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or willful misconduct or breach by such Indemnified Party of its obligations under the Finance Documents.
(b)	Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable and documented legal fees and out of pocket disbursements and amounts paid in settlement, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Company of any Hazardous Material, contaminant, pollutant or waste, and (ii) any other violation of or liability pursuant to an Environmental and Social Law with respect to any Company, and regardless of whether caused by, or within the control of, such Company, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or willful misconduct.
(c)	All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of this agreement. The obligations provided for in this Section 8.5 shall not be
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reduced or impaired by any investigation made by or on behalf of the Finance Parties.

(d)	The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 8.5, each Finance Party shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.
(e)	If, for any reason, the obligations of the Borrower pursuant to this Section 8.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law.
8.6	Gross-Up for Taxes
(a)	Any and all payments made by or on behalf of the Borrower under this agreement or under any other Finance Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of a Finance Party shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body. If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of a Finance Party, the Borrower shall:
(i)	promptly notify the Administrative Agent of such requirement;
(ii)	with respect to Indemnified Taxes, pay to such Finance Party in addition to the Payment to which such Finance Party is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by such Finance Party (free and clear of, and net of, any such Indemnified Taxes, including the full amount of any Indemnified Taxes required to be deducted or withheld from any additional amount paid by the Borrower under this Section 8.6(a), whether assessable against the Borrower or such Finance Party) equals the full amount the Finance Party, would have received had no such deduction or withholding been required;
(iii)	make such deduction or withholding;
(iv)	pay to the relevant Official Body in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower, to the Finance Party under this Section 8.6(a)), within the time period required by Applicable Law; and
(v)	as promptly as possible thereafter, forward to the relevant Finance Party an original official receipt (or a certified copy), or other documentation
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reasonably acceptable to the Administrative Agent and such Finance Party, evidencing such payment to such Official Body.

(b)	In addition, the Borrower agrees to pay any and all present or future Other Taxes.
(c)	The Borrower hereby indemnifies and holds harmless each Finance Party, on an after-Taxes basis, for the full amount of Indemnified Taxes and Other Taxes. In addition, the Borrower hereby indemnifies and holds harmless each Finance Party for all Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Finance Party, as applicable, and for all expenses, resulting from or relating to the Borrower’ failure to:
(i)	remit to the Administrative Agent or such Finance Party the documentation referred to in Section 8.6(a)(v); or
(ii)	pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6).

The provisions of this Section 8.6(c) shall apply whether or not such Indemnified Taxes or Other Taxes were correctly or legally assessed. The Administrative Agent or any Finance Party who pays any Taxes or Other Taxes shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 8.6. Payment pursuant to this indemnification shall be made within 20 days from the date the Administrative Agent or the relevant Finance Party, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(d)	If the Borrower determines in good faith that a reasonable basis exists for contesting any Indemnified Taxes for which a payment has been made under this Section 8.6, the relevant Finance Party shall, if so requested by the Borrower, cooperate with the Borrower in challenging such Indemnified Taxes at the Borrower’s expense.
(e)	If any Finance Party receives a refund of Taxes for which a payment has been made by the Borrower under this Section 8.6, which refund in the good faith judgment of the Finance Party is attributable to the Indemnified Taxes giving rise to such payment made by the Borrower, then such Finance Party shall reimburse the Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund), net of out-of-pocket expenses of such Finance Party which the Finance Party determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Indemnified Taxes had not been exigible. The Borrower, upon the request of a Finance Party, agrees to repay such Finance Party any portion of any such refund paid over to the Borrower that a
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Finance Party is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Finance Party as a result of or related to such payment to such Official Body. No Finance Party shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund. No Finance Party shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 8.6(e) or any other provision of this Section 8.6.

(f)	Any Finance Party that is entitled to an exemption from or reduction of withholding Taxes or Other Taxes (collectively, “Relevant Taxes”) under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law and reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Relevant Taxes. In addition, any Finance Party, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Finance Party is subject to withholding or information reporting requirements. Notwithstanding the foregoing, no Finance Party shall be required to deliver any documentation pursuant to this Section 8.6(f)) that such Finance Party is not legally able to deliver. Without limiting the foregoing, each Finance Party shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law and reasonably requested by the Borrower or the Administrative Agent, executed copies of an applicable IRS Form W-8 or IRS Form W-9 and any other form prescribed by Applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit Borrower or Administrative Agent to determine the withholding or deduction required to be made, including such documentation prescribed by Applicable Law (including Section 1471(b)(3)(C)(i) of the US Internal Revenue Code) and such additional documentation as may be appropriate for the Borrower or Administrative Agent to comply with their obligations under FATCA and to determine that each Finance Party has complied with its obligations under FATCA or to determine the amount to deduct and withhold from any payment made hereunder.
(g)	Additional amounts payable under Section 8.6(a) have the same character as the Payments to which they relate. For greater certainty, for example, additional amounts payable under Section 8.6(a), in respect of interest payable under a Finance Document, shall be payments of interest under such Finance Document. All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.
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(h)	The Borrower’s obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facility and this agreement and all other Finance Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder or thereunder.

Article 9
REPAYMENTS AND PREPAYMENTS

9.1	Repayment of Credit Facility

The credit outstanding under the Credit Facility shall be repaid by the Borrower to the Lenders in consecutive quarterly instalments (on the following instalment dates and in the following amounts expressed as a percentage of the Drawn Amount) as follows:

Instalment Date	Amount
April 30, 2019	6.6667%
July 31, 2019	6.6667%
October 31, 2019	6.6667%
January 31, 2020	6.6667%
April 30, 2020	6.6667%
July 31, 2020	6.6667%
October 31, 2020	6.6667%
January 31, 2021	6.6667%
April 30, 2021	6.6667%
July 31, 2021	6.6667%
October 31, 2021	6.6667%
January 31, 2022	6.6667%
April 30, 2022	6.6667%
July 31, 2022	6.6667%
Maturity Date	6.6667%, together with (x) any principal amount outstanding under the Credit Facility, (y) all accrued and unpaid interest thereon and (z) all accrued and unpaid fees with respect thereto.

Amounts which are repaid as aforesaid may not be reborrowed.

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9.2	Repayment of Credit Excess

In the event that there is a Credit Excess at any time, the Borrower shall repay to the Lenders on demand the amount of the Credit Excess. Each such repayment shall be deposited by the Administrative Agent in a segregated account and held in trust for the Lenders to be applied to repay outstanding Loans as they mature.

9.3	Voluntary Prepayments

Subject to Section 9.5, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans under the Credit Facility at any time, without penalty, provided that Section 8.4 shall be complied with in connection with any such prepayment and any such prepayment of all or any portion of any Loan shall be in an amount of no less than $1,000,000 and otherwise in integral multiples of $500,000 in excess thereof. Amounts under the Credit Facility which have been prepaid as aforesaid may not be re-borrowed. Any such prepayments under the Credit Facility shall be applied in inverse order of maturity. Other than any payments required pursuant to Section 8.4, there are no premiums, penalties or other additional payments associated with any voluntary prepayments under this Section 9.3.

9.4	Mandatory Prepayments
(a)	The Borrower shall, within five Banking Days of the occurrence of a Prepayment Trigger Event, prepay outstanding credit under the Credit Facility in an amount equal to the Applicable Prepayment Amount. Amounts which are prepaid as aforesaid may not be re-borrowed.
(b)	The Borrower shall repay outstanding credit under the Credit Facility on or prior to the last Banking Day of the month immediately following each Fiscal Quarter from and including the Fiscal Quarter ending June 30, 2019 in an amount equal to (x) 50% of Excess Cash Flow for such Fiscal Quarter if the aggregate amount of credit outstanding under the Credit Facility at such time is greater than $75,000,000 and (y) 25% of Excess Cash Flow for such Fiscal Quarter if the aggregate amount of credit outstanding under the Credit Facility at such time is less than or equal to $75,000,000.

Section 8.4 shall be complied with in connection with any prepayment pursuant to this Section 9.4. All amounts prepaid pursuant to this Section 9.4 shall be applied to the Credit Facility in inverse order of maturity.

9.5	Prepayment Notice

The Borrower shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.3. Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.9 and shall specify:

(a)	the date on which the prepayment is to take place; and
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(b)	the type and principal amount of the Loan or the portion thereof which is to be prepaid (which amount shall be at least $1,000,000).
9.6	Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

Article 10
REPRESENTATIONS AND WARRANTIES

10.1	Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement and to induce the Finance Parties to extend credit under the Finance Documents, the Borrower hereby represents and warrants to the Finance Parties as of the Closing Date, as of the date of the sole extension of credit hereunder and as of the last day of each Fiscal Quarter, in each case, unless otherwise provided herein, as follows and acknowledges and confirms that the Finance Parties are relying upon such representations and warranties in entering into this agreement and in extending credit under the Finance Documents:

(a)	Status and Power of Companies. Each Company is a corporation duly incorporated and organized and validly subsisting in good standing under the laws of its governing jurisdiction. Each Company is duly qualified, registered or licensed in all jurisdictions where the nature of its business makes such qualification, registration or licensing necessary, except where failure to be in such standing or so qualified, registered or licensed would not reasonably be expected to have a Material Adverse Effect. Each Company has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, and to carry on its business as now conducted. Each Company has all necessary corporate capacity to enter into, and carry out the transactions contemplated by, the Finance Documents to which it is a party.
(b)	Authorization and Enforcement. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Company of the Finance Documents to which it is a party. Each Company has duly executed and delivered the Finance Documents to which it is a party. The Finance Documents to which each Company is a party are legal, valid and binding obligations of such Company, enforceable against such Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and (ii) the fact that the courts may deny the granting or enforcement of equitable remedies.
(c)	Compliance with Other Instruments. The execution, delivery and performance by each Company of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and
Credit Agreement - Solius AcquireCo

will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of, the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Company. The execution, delivery and performance by each Company of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions or provisions of, any law, regulation, judgment, decree or order binding on or applicable to such Company or to which its property is subject or of any Material Agreement or any material lease, licence (including, without limitation, the Mining Licenses), permit or other instrument to which such Company is a party or is otherwise bound or by which such Company benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party, other than any necessary consent or approval of the counterparties of the Material Agreements, Mining Licenses and other instruments, which consent or approval has been obtained and remains in full force and effect.

(d)	Financial Statements. The consolidated financial statements of the Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with GAAP and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Borrower since the date of such financial statements. The balance sheet of the aforesaid financial statement presents in all material respects a fair statement of the consolidated financial condition and assets and liability of the Borrower as at the date thereof and the statements of operations, retained earnings and cashflows contained in the aforesaid financial statements fairly presents in all material respects the results of the consolidated operations of the Borrower throughout the period covered thereby. Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the consolidated business of the Borrower, the Borrower does not have any outstanding Indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.
(e)	Litigation. There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Company) pending or threatened in writing against or affecting any Company before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.
(f)	Title to Assets. Except as qualified by the Title Opinion, each Obligor has good and marketable title to its property, assets and undertaking, free from any Lien other than the Permitted Liens. The Parent has good and marketable title to all of its property, assets and undertaking that consists of the Parent Collateral, free from any Lien other than the Permitted Liens.
Credit Agreement - Solius AcquireCo

(g)	Conduct of Business. No Obligor is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets and which could reasonably be expected to have a Material Adverse Effect (except in the case of Anti-Corruption Laws which shall not be so qualified by a Material Adverse Effect). Each Obligor holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.
(h)	Outstanding Defaults. No Default or Event of Default exists or would result from the incurring of any Secured Obligations by any Company. No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of (x) any Material Agreement, undertaking or instrument to which any Company is a party or to which its respective property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect or (y) any Mining Licenses other than any immaterial default which does not afford the grantor of any such Mining License the right to revoke such Mining License or impose more restrictive conditions thereon or as otherwise disclosed in the Perfection Certificates.
(i)	Solvency Proceedings. No Company has:
(i)	admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;
(ii)	in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;
(iii)	made an assignment for the benefit of its creditors;
(iv)	consented to the appointment of a receiver of the whole or any substantial part of its assets;
(v)	filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other Applicable Law or statute of Canada or other applicable jurisdiction or any subdivision thereof; or
(vi)	been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Company with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.
Credit Agreement - Solius AcquireCo

(j)	Tax Returns and Taxes. Each Obligor has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.
(k)	Expropriation or Condemnation. There is no present or threatened (in writing) expropriation or condemnation of the property or assets of any Obligor.
(l)	Environmental Compliance.
(i)	All facilities and property (including underlying groundwater) now or previously owned, leased, used or operated by each Company are owned or leased in compliance with all Environmental and Social Laws except where any non-compliance could not reasonably be expected to have a Material Adverse Effect;
(ii)	Except as disclosed in Schedule O, there are no pending or threatened (in writing)
(A)	claims, complaints, notices or requests for information received by any Company from any Official Body with respect to any alleged violation of any Environmental and Social Law which alleged violation could reasonably be expected to have a Material Adverse Effect;
(B)	complaints, notices or inquiries to any Company from any Official Body regarding potential material liability under any Environmental and Social Law;
(iii)	There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Hazardous Materials at, on, under or from any property now or previously owned, operated, used or leased by any Company in violation of Environmental and Social Laws except for Releases of any Hazardous Materials or release which could not reasonably be expected to have a Material Adverse Effect;
(iv)	Each Company has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental and Social Laws to carry on its business except where any non-compliance could not reasonably be expected to have a Material Adverse Effect; and
(v)	No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Company which, with the passage of time, or the giving of notice or both, would give rise to liability under any

Credit Agreement - Solius AcquireCo

Environmental and Social Law except for the existence of any such conditions which could not reasonably be expected to have a Material Adverse Effect.

(m)	Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada). The Borrower’s shares are not traded on a Canadian stock exchange or a stock exchange designated under subsection 262(1) of the Tax Act. The Borrower operates in a country that is a member of the Financial Action Task Force.
(n)	Partnerships. No Company, is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate.
(o)	Corporate Structure. As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and reported to the Administrative Agent in accordance with Section 11.1(b)(iii), the chart attached hereto as Schedule G accurately sets out, following the New Gold Mesquite Acquisition, the corporate structure of the Companies and evidences (i) intercorporate share ownership and (ii) ownership of the New Gold Mesquite Mine.
(p)	Employee Benefit Plans and Pension Plans. Each Employee Benefit Plan is in compliance in all material respects with all Applicable Laws and the respective requirements of the governing documents for such plan. Except as disclosed in the Schedule M, no Obligor has implemented any Pension Plan. With respect to any Employee Benefit Plan maintained or contributed to by any Obligor, reasonable reserves have been established in accordance with prudent business practice or where required by best accounting practices in the jurisdiction in which such plan is maintained having regard to tax legislation. The aggregate unfunded liabilities, after giving effect to any reserves for such liabilities, with respect to all Employee Benefit Plans could not be reasonably expected to result in a Material Adverse Effect.
(q)	Mining Licenses. The Mining Licenses have been validly located, staked, filed and recorded in accordance with and as may be required by Applicable Laws in the name of, and are owned by the applicable Subsidiary of the Borrower set forth in the Perfection Certificates and are in full force and effect, except as provided in the Perfection Certificates and /or the Title Opinion, including without limitation the Permitted Exceptions referenced therein, and all other conditions and qualifications set forth therein (collectively, the “Qualifications”). The applicable Company set forth in the Perfection Certificates has good legal and marketable title or possessory rights (as applicable) to the Mining Licenses set forth therein in its name subject only to the paramount title of the United States for federal mining claims and the Qualifications. There is no proceeding or claim pending or, to the Knowledge of the Borrower, threatened (in writing) against any Company with respect to the title to or use of any of the Mining Licenses. Except as disclosed in the Perfection Certificates and subject to the Qualifications, no Person has any right, title or interest in or to the Mining Licenses. The Administrative Agent for the benefit of the Finance Parties pursuant to the
Credit Agreement - Solius AcquireCo

Security Documents has a Lien on the Mining Licenses upon the execution, delivery and, where required, registration of the Security Documents referenced in Schedule I. The Mining Licenses grant the holders thereof the exclusive right to extract minerals from the areas covered by the Mining Licenses, subject to the Qualifications. Except as disclosed in the Perfection Certificates, all fees, including without limitation maintenance fees, and other payments due to any Official Body in respect of the Mining Licenses have been paid in full on a timely basis, except as would not materially interfere with the use made by the applicable Company of the Mining Licenses. Except as disclosed in the Perfection Certificates, no fees, royalties or other payments payable to any Person other than Official Bodies are or shall become due with respect to any of the Mining Licenses other than as set forth therein. Except as disclosed in the Perfection Certificates, the Borrower has no knowledge of any royalty or similar agreements pursuant to which the holders of the Mining Licenses or any other party are obligated to pay to any Person any amount with respect to each of the Mining Licenses other than as set forth therein.

(r)	Authorizations for the Mining Operations. All authorizations (including those required under Environmental and Social Laws), concessions, mining rights, water rights, easements, leases, surface rights, rights of way and other property rights and other rights necessary for the Mining Operations as of the relevant date this representation is made and necessary for maintaining and preserving the rights of the relevant Obligors therein are in full force and effect and are sufficient to permit the Mining Operations in all material respects as contemplated by the Mine Plan, in each case other than those which (i) are not now necessary and which are expected to be obtained in the ordinary course of business by the time they are necessary (those that are in existence as at the date hereof with respect to presently planned future operations are listed in the relevant Perfection Certificates) or (ii) the failure to have or to obtain before the Maturity Date would not reasonably be expected to result in a Material Adverse Effect. No Obligor has taken any action or omitted to take any action, and to, the Knowledge of the Borrower, no other Person has taken any action or omitted to take any action, which could result in the forfeiture, loss, adverse change, non-renewal or non-issuance of any such authorization, concession, mining right, water right, easement lease, surface right, right-of-way, property right or other right.
(s)	Perfection Certificates. Other than as may be updated from time to time pursuant to Section 11.1(b), all information in each Perfection Certificate is hereby certified to be true and correct in all material respects as at the date of delivery of such Perfection Certificate.
(t)	Assets Insured. The property and assets of each Obligor are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage, and there has been no default or failure by the party or parties insured under the provisions of
Credit Agreement - Solius AcquireCo

such policies of insurance maintained which would prevent the recovery by any Obligor insured thereunder of the full amount of any material insured loss.

(u)	Intellectual Property. Each Obligor owns or licenses or otherwise has the right to use all Intellectual Property that is used in the operation of its businesses without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not reasonably be expected to have a Material Adverse Effect). No Obligor has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against such Obligor could reasonably be expected to have a Material Adverse Effect. No present or former employee of any Obligor and no other Person owns or claims in writing to own or has or claims in writing to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of such Obligor that could reasonably be expected to have a Material Adverse Effect.
(v)	Capital of Obligors. The authorized and issued capital of each Obligor and the owner of record of all such issued capital, is as set forth in the Perfection Certificate of such Obligor and all of the issued Shares have been issued by each Obligor and are outstanding as fully paid and, where applicable, non-assessable. There are no outstanding warrants, options or other agreements which require or may require the issuance of any Shares of any Obligor or the issuance of any debt or securities convertible into Shares of any Obligor, there are no outstanding debt or securities convertible into Shares of any Obligor and there are no Shares allotted for issuance. There is no unanimous shareholder agreement with respect to any Company.
(w)	Liens.
(i)	The Liens granted to the Administrative Agent pursuant to the Security Documents are fully perfected first priority Liens in and to the Secured Assets of the relevant Obligor in accordance with the Security Documents, subject only to Permitted Liens which by their nature rank in priority to the Security and will, upon the acquisition of additional Secured Assets by each Obligor, constitute first charges or security interests upon all such Secured Assets of each such Obligor free and clear of all Liens except Permitted Liens.
(ii)	The Liens granted to the Administrative Agent pursuant to the Parent Pledge Agreement are fully perfected first priority Liens in and to the Parent Collateral and will, upon the acquisition of additional Parent Collateral by the Parent, constitute first charges or security interests upon all such Parent Collateral free and clear of all Liens except Permitted Liens.
(x)	Consents, Approvals, etc. No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to the Administrative Agent
Credit Agreement - Solius AcquireCo

are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents, (ii) to make effective the Parent Security created or intended to be created by the Parent in favour of the Administrative Agent pursuant to the Parent Pledge Agreement, (iii) to ensure the perfection and the intended priority of such Security and the Parent Security other than the consents and approvals referred to in the last sentence of Section 10.1(c) and filings contemplated under the Security Documents, including, without limitation, filing of UCC-3 continuation statements, and (iii) to implement the transactions contemplated hereby.

(y)	No Material Adverse Change. Since the date of the most recent audited financial statements of the Borrower furnished to the Administrative Agent pursuant to or in connection with any Finance Document, there has been no Material Adverse Change.
(z)	Anti-bribery Activities. No part of the proceeds of any Accommodation will be used by the Borrower or any of its Subsidiaries, directly or, to the Knowledge of the Borrower or any Subsidiary, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of anti-bribery and anti-corruption laws of Canada or the United States (including, for certainty, the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder).
(aa)	Sanctions Laws. None of the transactions contemplated by the Finance Documents violates any Sanctions. Furthermore, Equinox nor any of its Subsidiaries is a Sanctioned Person and Equinox nor any of its Subsidiaries engages in any dealings or transactions, or is otherwise associated, with a Sanctioned Person.
(bb)	Anti-Money Laundering Legislation. Equinox and its Subsidiaries has adopted and maintains adequate procedures and controls to ensure that it is in compliance with all Anti-Money Laundering Legislation.
(cc)	Investment Company Act. None of the Borrower, nor any Person controlling the Borrower, nor any Subsidiary is or is required to be registered as an “investment company” under the Investment Company Act of 1940.
(dd)	Regulation T, U or X. The Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any credit obtained hereunder shall be used for a purpose which violates, or would be inconsistent with, Regulation T, U or X of the Board of Governors of the Federal Reserve System of the United States or any successor thereto (“F.R.S. Board”). Terms for which meanings are provided in Regulation T, U or X of the F.R.S. Board or any regulations substituted therefor, as from time to time in effect, are used in this Section with such meanings.
Credit Agreement - Solius AcquireCo

(ee)	Parent and Parent Collateral. The authorized capital of the Borrower is 76,000,000 shares of common stock, par value $0.001 per share, 59,913,737 of which have been duly and validly issued as fully paid and non-assessable to the Parent. There is no shareholder of the Borrower other than the Parent. The Parent has no material assets other than the Parent Collateral and has no material liabilities other than (x) the Secured Obligations of the Parent and (y) the Sprott Indebtedness.
(ff)	Location of Assets. No Company carries on business, has an office or owns any properties or assets located, outside of British Columbia, Ontario, California, Nevada or Delaware.
(gg)	No Omissions. None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.
10.2	Survival of Representations and Warranties

All of the representations and warranties of the Borrower contained in Section 10.1 shall survive the execution and delivery of this agreement until the Secured Obligations Termination Date, notwithstanding any investigation made at any time by or on behalf of any Finance Party.

Article 11
COVENANTS

11.1	Affirmative Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the other Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)	Prompt Payment. The Borrower shall duly and punctually pay, or cause to be duly and punctually paid to the Finance Parties all amounts payable by each Company under the Finance Documents to which it is a party at the times and places and in the currency and manner mentioned therein.
(b)	Financial Reporting. The Borrower shall furnish each Lender with the following statements and reports:
(i)	within 90 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Borrower for such Fiscal Year together with the auditors’ report on such audited financial statements in form and substance satisfactory to the Lenders, as well as a chart setting out the corporate structure of the Companies, whether direct or indirect, and evidencing (i) intercorporate share ownership and (ii) ownership of the New Gold Mesquite Mine;
Credit Agreement - Solius AcquireCo

(ii)	within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year the unaudited consolidated financial statements of the Borrower in form and substance satisfactory to the Lenders;
(iii)	concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of the Borrower and written notification of any change in the information certified in the Perfection Certificates;
(iv)	within 90 days after the end of each Fiscal Year, (i) a Mine Plan and (ii) the Borrower’s updated financial model (in a format agreed between the Borrower and the Administrative Agent) based on the Life of Mine;
(v)	within 60 days after the end of each Fiscal Year, a consolidated annual operating budget of the Borrower;
(vi)	as soon as reasonably practicable and in any event within 30 days after the end of each calendar month, a monthly operating statement (in a form approved by the Administrative Agent) in respect of the New Gold Mesquite Mine; and
(vii)	such other statements, reports and information as the Majority Lenders may reasonably request from time to time.
(c)	Use of Proceeds. The Borrower shall, on the Closing Date, apply all of the proceeds of the Credit Facility to partially finance the New Gold Mesquite Acquisition, including for certainty, any costs and expenses directly related thereto. The Borrower shall not, directly or indirectly, use the proceeds of the Credit Facility, or lend, contribute or otherwise make available such proceeds to any Person, for the purpose of funding or facilitating any business of or with any Sanctioned Person or in any Restricted Country, nor in any other manner, in each case as will result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any Person (including any Person participating in the transactions contemplated hereby, whether as Lender or otherwise).
(d)	Insurance. The Borrower shall, and shall cause each other Obligor to, insure and keep insured, with insurers, for risks, in amounts in a manner consistent with industry practice and otherwise upon terms satisfactory to the Lenders acting reasonably, all of such Obligor’s assets, property and undertaking. Each policy of insurance shall contain a clause or endorsement requiring the insurer to give not less than thirty (30) days’ prior written notice to the Lenders in the event of cancellation of the policy for any reason whatsoever and a clause or endorsement stating that the interest of the Administrative Agent shall not be impaired or invalidated by any act or neglect of any Obligor or the owner of any premises for purposes more hazardous than are permitted by such policy. All premiums for such insurance shall be paid by the relevant Obligor when due, and certificates of insurance and, if requested, photocopies of the policies shall be delivered to the
Credit Agreement - Solius AcquireCo

Administrative Agent. The Borrower shall promptly notify the Lenders of any loss, damage, or destruction to the relevant Secured Assets, whether or not covered by insurance, in excess of $500,000. In the absence of any Default or Event of Default and except as otherwise provided in this Section 11.1(d), the Borrower shall have the right to determine, whether and to what extent such insurance proceeds shall be used for repair or replacement, or prepayment of the Secured Obligations in accordance with Section 9.4(a). If the aggregate amount of such insurance proceeds derived from damage to, or the loss or destruction of, assets is expected to exceed $500,000 or any Default or Event of Default shall be continuing, the Majority Lenders may determine, in their sole discretion, whether such proceeds shall be used for repair, replacement or such other purpose as the Majority Lender may see fit including, without limitation, the permanent repayment of the Credit Facility. If neither an Event of Default nor a Default exists and the aggregate insurance proceeds are expected to be less than $500,000, the relevant Obligor may negotiate a settlement regarding such proceeds, with the insurance company and the Administrative Agent shall forward such proceeds to the relevant Obligor, subject to Section 9.4(a). If, however, an Event of Default or a Default exists, or the aggregate insurance proceeds are expected to be equal to or in excess of $500,000, the Administrative Agent shall collect the insurance proceeds directly and no Obligor shall enter into any settlement agreement with the applicable insurance company without the prior written consent of the Administrative Agent. For certainty, any insurance proceeds arising from the relevant Secured Assets on or after the Enforcement Date shall be applied in accordance with Section 14.23 of the Credit Agreement.

(e)	Access to Senior Financial Officers. Upon the request of the Administrative Agent at reasonable intervals, the Borrower shall, and shall cause each other Obligor to, make available its senior financial and technical officers to answer questions concerning such Obligor’s business and affairs.
(f)	Reimbursement of Expenses. The Borrower shall (i) reimburse the Administrative Agent on demand for all reasonable and documented out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, the reasonable and documented fees, disbursements and other charges of (I) one primary counsel and any local or special counsel to the Administrative Agent, and (II) any insurance, environmental or other consultants (which fees shall include, for certainty, the costs for environmental and insurance audits and studies required by the Administrative Agent)) in connection with its due diligence as well as the negotiation, preparation, execution, delivery, syndication, participation, administration and interpretation of the Finance Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto and thereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and lien registration fees, (ii) reimburse each Finance Party’s agents or officers, on demand, for all reasonable out-of-pocket expenses of such agents or officers in connection with any visit of the nature referred to in Section 11.1(h),
Credit Agreement - Solius AcquireCo

and (iii) reimburse the Administrative Agent and the Lenders, on demand, for all out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Finance Documents.

(g)	Notice of Expropriation or Condemnation, Litigation and Default/Event of Default. The Borrower shall promptly notify the Lenders in writing of:
(i)	the commencement or the written threat of any expropriation or condemnation of any material assets, property or undertaking of any Company or of the institution of any proceedings related thereto;
(ii)	any actions, suits, inquiries, disputes, claims or proceedings (whether or not purportedly on behalf of a Company) commenced or threatened in writing against or affecting a Company before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect;
(iii)	any material developments in respect of any litigation disclosed to the Administrative Agent pursuant to paragraph (ii), above;
(iv)	upon the occurrence of either a Default or an Event of Default, the nature and date of occurrence of such Default or Event of Default, the Borrower’s assessment of the duration and effect thereof and the action which the Borrower proposes to take with respect thereto; and
(v)	any amendments, waivers or consents to the Sprott Credit Documents not otherwise prohibited by Section 11.2(m) together with copies of such amendments, waivers and consents.
(h)	Inspection of Assets and Operations. The Borrower shall, and shall cause each Obligor to, permit representatives of the Administrative Agent and the Lenders from time to time to inspect the assets, property or undertaking (including, for certainty, the New Gold Mesquite Mine) of any Obligor and for that purpose to enter on any property which is owned and controlled by any Obligor and where any of the assets, property or undertaking of any Obligor may be situated during reasonable business hours and, unless a Default has occurred and is continuing, upon reasonable prior written notice. All such inspections while a Default has occurred and is continuing and otherwise up to one inspection per Fiscal Year shall be at the cost of the Borrower.
(i)	Corporate Existence. The Borrower shall, and shall cause each other Company to, maintain its corporate existence in good standing and qualify and remain duly qualified to carry on business and own property in each jurisdiction where the nature of its business makes such qualification necessary.
(j)	Conduct of Business. The Borrower shall, and shall cause each other Company to, conduct its business according to good, safe and prudent industry practice, and
Credit Agreement - Solius AcquireCo

otherwise in such a manner so as to comply with all Applicable Laws, so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom, except where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect (save and except for Anti-Corruption Laws and Sanctions which shall not be so qualified by a Material Adverse Effect). The Borrower shall, and shall cause each other Company to, conduct its business in such a manner so as to comply with all Environmental and Social Laws except where any non-compliance could not reasonably be expected to result in a Material Adverse Effect. The Borrower shall, and shall cause each other Company to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied. The Borrower shall, and shall cause each other Company to, obtain and maintain all material licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business except where failure to so obtain such licenses, permits, government approvals, franchises, authorizations and rights would not reasonably be expected to have a Material Adverse Effect.

(k)	Taxes. The Borrower shall pay, and shall cause each other Obligor to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles.
(l)	Environmental Matters. The Borrower shall, and shall cause each other Company to, promptly notify the Administrative Agent and provide copies upon receipt (and in any event no later than 10 Business Days following such receipt) of all material written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or material compliance with Environmental and Social Laws and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to material compliance with Environmental and Social Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 11.1(l).
(m)	Leverage Ratio. The Borrower shall maintain the Leverage Ratio as follows:
(i)	at less than or equal to 4.50 to 1 at all times from and including the Closing Date (on a pro forma basis after giving effect to the New Gold Mesquite Acquisition) to and including the Fiscal Quarter ending June 30, 2019;
(ii)	at less than or equal to 4.25 to 1 at all times from and including the Fiscal Quarter ending September 30, 2019 to and including the Fiscal Quarter ending December 31, 2019; and
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(iii)	at less than or equal to 3.00 to 1 at all times from and including thereafter;

and shall calculate the Leverage Ratio as at the last day of each Fiscal Quarter.

(n)	Tangible Net Worth. The Borrower shall, at all times, maintain its Tangible Net Worth to be greater than or equal to the sum of (x) Baseline TNW plus (y) 50% of the positive Net Income, if any, for each Fiscal Quarter from and including the Fiscal Quarter ending March 31, 2019. For the purposes of this covenant, if Net Income in any Fiscal Quarter is a negative amount, it shall be deemed to be equal to zero.
(o)	Interest Service Coverage Ratio. The Borrower shall maintain the Interest Service Coverage Ratio as follows:
(i)	at greater than or equal to 2.50 to 1 at all times from and including the Closing Date (on a pro forma basis after giving effect to the New Gold Mesquite Acquisition) to and including the Fiscal Quarter ending December 31, 2019; and
(ii)	at greater than or equal to 4.00 to 1 at all times thereafter;

and shall calculate the Interest Service Ratio as at the last day of each Fiscal Quarter.

(p)	Books and Records. The Borrower shall, and shall cause each Company to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours and upon reasonable notice and to discuss the affairs, finances and accounts of such Company with its auditors during reasonable business hours and upon reasonable notice. The Borrower will, and shall cause each Company to, permit the Finance Parties or any of their respective representatives during reasonable business hours to inspect any and all of its properties and operations (including the New Gold Mesquite Mine), to visit all of its offices or any other location where relevant personnel or records are located, to discuss its financial matters with its officers, its banks and its independent chartered accountants and certified public accountants, as the case may be, (and hereby authorises such independent chartered accountants or certified public accountants, as the case may be, to discuss its financial matters with any of the foregoing persons or its representatives whether or not any representative of the relevant Company is present) and to examine (and photocopy extracts from) any of its books or other corporate records or any instrument, document or correspondence. All such inspections while a Default has occurred and is continuing and otherwise up to one inspection per Fiscal Year shall be at the cost of the Borrower.
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(q)	Change of Name or Jurisdiction of Formation. If any Company changes its legal name or its jurisdiction of formation or the jurisdiction of its location for the purposes of Section 7(1) of the PPSA or adopts a French form of its legal name, the Borrower shall promptly notify the Lenders in writing of the details of such change or adoption and shall do all things necessary or advisable, in the reasonable opinion of the Lenders and their counsel, to ensure that the rights of the Finance Parties under the Finance Documents are maintained notwithstanding any such change of name or domicile.
(r)	Guarantors. No more than 30 days after the incorporation of a Subsidiary of the Borrower or the Borrower directly or indirectly acquires a Subsidiary:
(i)	the Borrower shall cause such Subsidiary to duly execute and deliver to the Administrative Agent a Guarantee;
(ii)	the Borrower shall, and shall cause such Subsidiary to, duly execute and deliver to the Administrative Agent one or more Security Documents in order to charge all of such Subsidiary’s Secured Assets as security for its Secured Obligations and to charge all of such Subsidiary’s Shares as security for the Secured Obligations of the owner of such Shares;
(iii)	the Borrower shall deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:
(A)	a duly certified copy of the articles of incorporation or similar documents and by-laws of such Subsidiary;
(B)	a certificate of status or good standing for such Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated, if applicable;
(C)	a duly certified copy of the resolution of the board of directors or shareholders of such Subsidiary authorizing it to execute, deliver and perform its obligations under each Finance Document to which such Subsidiary is a signatory and a duly certified copy of the resolution of the board of directors or shareholders (if required under the constating documents or by-laws of such Subsidiary) of such Subsidiary authorizing the pledge of all of its issued and outstanding shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;
(D)	a certificate of an officer of such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign each Finance Document to which such Subsidiary is a signatory;
(E)	a Perfection Certificate signed by an officer of such Subsidiary;
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(F)	share certificates representing all of the issued and outstanding Shares of such Subsidiary (to the extent such shares are certificated), in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney or as otherwise required under Applicable Law;
(G)	an opinion of such Subsidiary’s counsel addressed to the Finance Parties and their counsel, relating to the status and capacity of such Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the applicable Finance Documents in, inter alia, the jurisdiction of incorporation of such Subsidiary and such other matters as the Administrative Agent may reasonably request;
(H)	title insurance to the extent appropriate; and
(I)	requisite information to identify each such Subsidiary under the applicable “know your client” legislation, delivered sufficiently in advance for each Lender to complete such identification to their satisfaction;
(iv)	the Borrower shall cause such additional Security Documents or amendments to existing Security Documents to be executed and delivered to permit the pledge of the shares of such Subsidiary;
(v)	the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and
(vi)	except as otherwise provided in the relevant Security Documents, all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security and the intended first-ranking priority of such Security following the registration and recordation of such documents and instruments;

whereupon Schedule L hereto shall be deemed to be amended to add such Subsidiary thereto effective as of the date of formation or acquisition of such Subsidiary, as applicable. For greater certainty, notwithstanding the aforementioned 30 day period which the Borrower has to cause such Subsidiary to, among other things, execute and deliver a Guarantee, such Subsidiary shall, for

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all purposes of this agreement, be a Guarantor hereunder on the date it became a Subsidiary;

(s)	Maintenance of Assets. The Borrower shall, and shall cause each other Obligor to, maintain in good repair, working order and condition (reasonable wear, tear and obsolescence excepted) all of its assets, including, without limitation, the assets relating to or used in connection with the New Gold Mesquite Mine (whether owned or held under lease) all in accordance with generally accepted international engineering and operating practices and international mining standards, and from time to time make or cause to be made all needed and appropriate repairs, renewals, replacements, additions and improvements thereto consistent with generally accepted international engineering and operating practices and international mining standards.
(t)	Capital. The Borrower shall not, and shall not suffer or permit any Guarantor to, issue Shares unless the Shares are issued to another Company and are pledged to the Administrative Agent pursuant to a Security Document or the Parent Pledge Agreement.
(u)	Keepwell. Each Qualified ECP Guarantor jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Company to honour all of its obligations under its Parent Guarantee or its Guarantee, as applicable, in respect of Secured Obligations incurred pursuant to a Risk Management Agreement (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 11.1(u) for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 11.1(u), or otherwise under its Parent Guarantee or its Guarantee, as applicable, voidable under Applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section 11.1(u) shall remain in full force and effect until discharged in accordance with the provisions of its Parent Guarantee or its Guarantee, as applicable. Each Qualified ECP Guarantor intends that this Section 11.1(u) constitute, and this Section 11.1(u) shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Company for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.
(v)	Post-Closing Undertaking. On or prior to November 30, 2018, the Borrower shall cause to be delivered to the Administrative Agent, in form and substance satisfactory to the Administrative Agent, fully executed copies of the Security Documents set forth in paragraphs 8 and 9 of Schedule I.
11.2	Restrictive Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the other Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

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(a)	Liens. The Borrower shall not, and shall not permit or suffer any other Obligor to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens. The Borrower shall not permit or suffer the Parent to enter into or grant, create, assume or suffer to exist any Lien affecting any of the Parent Collateral, whether now owned or hereafter acquired, save and except only for the Permitted Liens set forth in subparagraphs (a) and (n) of the definition thereof.
(b)	Corporate Existence. The Borrower shall not, and shall not permit or suffer any other Company to, take part in any Corporate Reorganization or Capital Reorganization other than pursuant to a Permitted Reorganization.
(c)	Disposition of Assets. The Borrower shall not, and shall not suffer or permit the other Obligors to, Dispose of any of their respective assets other than Dispositions of:
(i)	inventory disposed of in the ordinary course of business;
(ii)	worn out, unserviceable or obsolete equipment;
(iii)	property and assets of an Obligor to another Obligor, provided that if the disposing Obligor has granted a Lien in favour of the Administrative Agent over the asset or property subject to such disposal, equivalent security over such asset or property shall be granted in favour of the Administrative Agent by the acquiring Obligor substantially concurrently with such Obligor’s acquisition of such asset or property, in each case, on terms and conditions satisfactory to the Administrative Agent;
(iv)	other assets of the Obligors the Net Disposition Proceeds of which in any Fiscal Year do not exceed $500,000 for such Fiscal Year;

each a “Permitted Disposition”,

and, in the case of (iv), provided that a Disposition will be deemed not to be a Permitted Disposition if a Default or Event of Default has occurred and is continuing at the time of such Disposition or would arise immediately after such Disposition as a result thereof. For the avoidance of doubt, a Restricted Forward Sale Transaction shall not constitute a commodity sale transaction in the ordinary course of business for the purposes hereof.

(d)	Disposition of Parent Collateral. The Borrower shall not suffer or permit the Parent to Dispose of the Parent Collateral without the prior written consent of the Lenders.
(e)	Risk Management Agreements. The Borrower shall not, and shall not suffer or permit any other Obligor to, enter into any Risk Management Agreement other than a Permitted Risk Management Agreement.
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(f)	Amendments. The Borrower shall not,
(i)	nor shall it suffer or permit any other Company to, amend their articles of incorporation other than in connection with a Permitted Reorganization;
(ii)	except as may be required by law or upon direction of any Official Body, suffer or permit any Company to amend any Mining License if the effect would be to shorten its term, or otherwise would be more restrictive on the relevant Company; and
(iii)	amend any other Material Agreement if such amendment would reasonably be expected to have a Material Adverse Effect.
(g)	Distributions. The Borrower shall not declare or pay any Distributions except:
(i)	any Distribution for the sole purpose of applying the proceeds of such Distribution to scheduled interest payments of Sprott Indebtedness that may be paid pursuant to this clause provided:
(A)	the annual rate of interest applicable to the Sprott Indebtedness at all times shall not exceed the sum of 6.50% and the greater of (i) the three month LIBOR rate and (ii) 1.5%;
(B)	no Default or Event of Default exists at the time of payment of such Distribution or would arise immediately thereafter; and
(C)	the representations and warranties of the Parent and the Borrower contained in Section 10.1 are true and correct in all respects on the date of payment of such Distribution as if such representations and warranties were made on such date.
(ii)	any Distribution made within ten Banking Days of the Administrative Agent’s receipt of a compliance certificate pursuant to Section 11.1(b)(iii) and solely comprised of the remaining Excess Cash Flow for the Fiscal Quarter, or the last Fiscal Quarter of the Fiscal Year, to which such compliance certificate relates (the “Relevant Fiscal Quarter”) and the following conditions have been satisfied:
(A)	the Borrower shall have made a mandatory prepayment pursuant to Section 9.4(b) with respect to the Relevant Fiscal Quarter;
(B)	prior to or contemporaneously with such Distribution, the Borrower shall have made a voluntary prepayment of the outstanding Loans under the Credit Facility pursuant to Section 9.3 in an amount equal to or greater than the such Distribution; and
(C)	the Borrower shall have delivered to the Administrative Agent a certificate of a senior officer, certifying in such capacity, that:
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(I)	no Default or Event of Default exists at the time of payment of such Distribution or would arise immediately thereafter;
(II)	the representations and warranties of the Parent and the Borrower contained in Section 10.1 are true and correct in all respects on the date of payment of such Distribution as if such representations and warranties were made on such date; and
(III)	the covenants in Section 11.1(m),(n) and (o) are in compliance on a pro forma basis after making such Distribution.
(h)	Indebtedness. The Borrower shall not, and shall not suffer or permit any other Obligor to, create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.
(i)	Investments. The Borrower shall not, and shall not permit any other Obligor to, make any Investments other than Permitted Investments.
(j)	Acquisitions. The Borrower shall not, and shall not suffer or permit any other Obligor to, make any Acquisitions.
(k)	Transactions with Affiliates. The Borrower shall not, and shall not permit any other Obligor to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates other than in the ordinary course of business at prices and on terms and conditions not less favourable to such Obligor than could be obtained on an arm’s length basis from unrelated third parties. The Borrower shall not, and shall not suffer or permit any Obligor to, enter into any transaction or series of transactions with Affiliates of any of the Companies, which involve an outflow of money or other property from such Obligor to an Affiliate of any of the Obligors, including payment of management fees, affiliation fees, administration fees, compensation, salaries, asset purchase payments or any other type of fees or payments similar in nature, other than on terms and conditions substantially as favourable to such Obligor as would be obtainable by such Obligor in a reasonably comparable arm’s length transaction with a Person other than an Affiliate of such Obligor.
(l)	Business Activities. The Borrower shall not and shall not permit any other Obligor to, engage in any business activity other than the development and operation of prospects for the mining industry and any activity incidental thereto.
(m)	Sprott Credit Documents. The Borrower shall not, nor suffer or permit any other Company to make any amendments to the Sprott Credit Documents that would:
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(i)	increase the aggregate principal amount of the Sprott Indebtedness outstanding under the Sprott Credit Documents;
(ii)	increase the rate of interest or fees payable under any Sprott Credit Document or take any action which would have the same economic effect;
(iii)	subject to Section 3 of the Intercreditor Agreement, accelerate or otherwise shorten the time for payment under the Sprott Credit Documents or increase the quantum of amortization payments thereunder; or
(iv)	be otherwise prejudicial to the Finance Parties or establish covenants which are more restrictive than the covenants in the Credit Documents or, in the case of the financial covenants set forth in Section 7.1(u) of the Sprott Credit Agreement, increase the degree of restrictiveness of such financial covenants as of the Closing Date;

in each case, without the prior written consent of the Lenders.

11.3	Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, perform any covenant of the Borrower under this agreement which the Borrower fails to perform or cause to be performed after demand for performance has been made and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Finance Parties under this agreement or as a waiver of such covenant by the Administrative Agent. Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.

Article 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1	Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)	the Borrower shall have complied with the requirements of Article 4, Article 5 or Article 6, as the case may be, in respect of the relevant credit;
(b)	no Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit; and
(c)	the representations and warranties of the Borrower contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended (including,
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after giving effect to such extension of credit) as if such representations and warranties were made on such date (other than representations and warranties made as of a specified date, which shall be true and correct as of such specified date).

12.2	Conditions Precedent to Sole Drawdown.

The obligation of the Lenders to extend credit under the Credit Facility is subject to fulfilment or waiver of the following conditions precedent at the time such credit is extended:

(a)	the conditions precedent set forth in Section 12.1 have been fulfilled;
(b)	the Companies shall have duly executed and delivered to the Administrative Agent the Credit Documents and the Parent Documents including, without limitation, the Guarantees, the Parent Guarantee, the Security Documents and Parent Pledge Agreement referenced in Schedule I hereto to which each is a party;
(c)	the New Gold Mesquite Acquisition shall have been consummated substantially concurrently with the funding of the initial Accommodation, pursuant to the New Gold Mesquite Acquisition Agreement, but without any modifications, amendments, consents or waivers to the New Gold Mesquite Acquisition Agreement which has not been consented to by the Administrative Agent and the Lenders;
(d)	(i) the amount of the sole drawdown under the Credit Facility shall be sufficient, when combined with the net proceeds of (A) the Sprott Indebtedness and (B) the issuance of common shares of Equinox in the amount not less than $40,000,000, to complete the New Gold Mesquite Acquisition provided, the proceeds of the Credit Facility shall not represent more than 67% of the total consideration paid by the Borrower to consummate the New Gold Mesquite Acquisition pursuant to the New Gold Mesquite Acquisition Agreement and (ii) the Administrative Agent shall have been provided with satisfactory evidence of receipt of the aforesaid proceeds and purchase price allocation;
(e)	the Administrative Agent has received satisfactory evidence that all other Indebtedness of New Gold Mesquite and its Subsidiaries that is not Permitted Indebtedness has been repaid and cancelled;
(f)	the Borrower shall have provided the Administrative Agent with satisfactory evidence that all security granted by any Obligor that is not a Permitted Lien has been discharged and released;
(g)	the Parent shall have provided the Administrative Agent with satisfactory evidence that all security granted by the Parent to which the Parent Collateral is subject to that is not a Permitted Lien has been discharged and released;
(h)	the Sprott Intercreditor Agreement shall have been duly executed and delivered by each of the parties thereto;
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(i)	the Borrower shall have entered into all current account documentation which is necessary to open the Designated Account;
(j)	the Administrative Agent has received:
(i)	a duly certified copy of the articles of incorporation, articles of amalgamation, articles of association or similar documents and by-laws of each Company;
(ii)	a certificate of status or good standing for each Company (where available) issued by the appropriate governmental body or agency of the jurisdiction in which such Company is incorporated or otherwise formed;
(iii)	a duly certified copy of the resolution of the board of directors or managers of each Company authorizing it to execute, deliver and perform its obligations under each Finance Document to which such Company is a signatory and a duly certified copy of the resolution of the board of directors or managers or shareholders (if required under the constating documents or by-laws of such Obligor) of such Obligor authorizing the pledge of all of its issued and outstanding Shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents and Parent Pledge Agreement, as applicable;
(iv)	a certificate of an officer of each Company, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Finance Documents to which such Company is a signatory;
(v)	a certificate of a senior officer of the Borrower, in such capacity, certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon this agreement becoming effective;
(vi)	certificates representing all of the issued and outstanding Shares of the Obligors (to the extent such shares are certificated), duly endorsed in blank or accompanied by an executed stock transfer power of attorney;
(vii)	a Perfection Certificate for each Company signed by an officer of such Company;
(viii)	to the extent not delivered pursuant to Section 12.2(j)(vii), certified true copies of the Material Agreements (including, for certainty, the New Gold Mesquite Acquisition Agreement) and the Mining Licenses;
(ix)	insurance binders signed by the issuers of the insurance policies maintained by the Obligors and acknowledging the interests of the Finance Parties in such policies as referred to in Section 11.1(d);
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(x)	an opinion of counsel to each Company addressed to the Finance Parties and their counsel relating to the status and capacity of such Company, the due authorization, execution and delivery and the legality, validity, binding nature and enforceability of the Credit Documents and Parent Documents to which such Company is a party, in the jurisdiction where the Secured Assets and Parent Collateral are located and/or the jurisdiction of incorporation or formation of such Company and such other matters as the Administrative Agent may reasonably request;
(xi)	in respect of all owned real property (including, for certainty, the New Gold Mesquite Mine), (i) title insurance for the benefit of, or a title opinion addressed to, each Finance Party, in form and substance satisfactory to the Administrative Agent; (ii), if required, a survey of such real property acceptable to Administrative Agent and the title insurance company and (iii), if required, a duly executed subordination and non-disturbance agreement from each tenant, subordinating all leases of such real property, in form and substance satisfactory to the Administrative Agent;
(xii)	certified true and complete copies of each Sprott Credit Document; and
(xiii)	requisite information to identify the Companies under the applicable “know your client” legislation, delivered sufficiently in advance for each Lender to complete such identification;
(k)	no Material Adverse Change shall have occurred (nor shall the Administrative Agent or any Lender become aware of any facts not previously known), since March 31, 2018. For the purposes of this Section 12.2(k) only, a Material Adverse Change shall also include any change of circumstances or event which the Lenders, in their sole discretion, acting reasonably, may determine is likely to have a material adverse effect on the business, property, assets, liabilities, financial condition of Equinox and its Subsidiaries, taken as a whole.
(l)	there shall exist no pending or threatened (in writing) litigation, proceedings or investigations which (x) contest the consummation of the Credit Facility or any part thereof, (y) contest the consummation of the New Gold Mesquite Acquisition or (z) could reasonably be expected to have a Material Adverse Effect;
(m)	the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein (including, for certainty, all regulatory and other consents and approvals required in connection with the New Gold Mesquite Acquisition);
(n)	except as otherwise provided in the relevant Security Documents, and the Parent Pledge Agreement all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been
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conducted in all jurisdictions which, and deliveries of all consents, approvals, directions, acknowledgements, undertakings and non-disturbance agreements contemplated herein, negotiable documents of title, ownership certificates and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, are desirable or required to make effective the Security and the Parent Security created or intended to be created by the Companies in favour of the Administrative Agent pursuant to the Security Documents and the Parent Pledge Agreement and to ensure the perfection and the intended priority (subject to Permitted Liens) of such Security and Parent Security;

(o)	the Borrower shall have paid to the Administrative Agent and the Lenders all fees and expenses required to be paid hereunder and under the Fee Letter; and
(p)	the Borrower shall have paid all reasonable invoiced fees of the Administrative Agent’s professional advisors.
12.3	Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, provided that any terms and conditions of Section 12.1 may be waived by the Lenders in respect of any extension of credit without prejudicing their right to assert them in whole or in part in respect of any other extension of credit.

Article 13
DEFAULT AND REMEDIES

13.1	Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)	the breach by the Borrower of the provisions of Sections 9.1 or 9.4;
(b)	the failure of the Borrower to pay any amount due under the Finance Documents (other than amounts due pursuant to Sections 9.1 or 9.4) within two Banking Days after the payment is due;
(c)	other than Permitted Reorganizations, the commencement by any Company or by any other Person of proceedings for the dissolution, liquidation or winding up of any Company or for the suspension of operations of any Company;
(d)	if any Company ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any
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tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect applicable to such Company (provided that, if such proceedings are commenced by any Person other than a Company or an Affiliate thereof, such proceedings shall only constitute an Event of Default if such proceedings are not being diligently defended and have not been discharged, vacated or stayed within 30 days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(e)	if any representation or warranty made by any Company in this agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Administrative Agent by any Company proves to have been incorrect in any respect when made or furnished which, if capable of being cured, has not been remedied within twenty (20) days after written notice to do so has been given by the Administrative Agent to the Borrower;
(f)	if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Company in connection with any judgment against it in an amount of at least $5,000,000 or its Exchange Equivalent, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within sixty days after its entry, commencement or levy;
(g)	any breach of any of Section 11.1(c), (d), 11.1(g)(iv), (i), (m), (n) or (o) or Section 11.2;
(h)	the breach or failure of due observance or performance by any Company of any covenant or provision of any Finance Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders, as applicable, is a party and such breach or failure continues for twenty (20) days after the earlier of (x) the Borrower becoming aware of such breach or failure or (y) the Administrative Agent giving the Borrower notice of such breach or failure;
(i)	if one or more encumbrancers, lienors or landlords take possession of any part of the property of any Company or attempt to enforce their security or other remedies against such property and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $5,000,000 or its Exchange Equivalent;
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(j)	if an event of default under any one or more agreements, indentures or instruments, under which Equinox or any of its Subsidiaries has outstanding Indebtedness in an amount of at least $5,000,000 or its Exchange Equivalent or under which another Person has outstanding Indebtedness in an amount of at least $5,000,000 or its Exchange Equivalent which is guaranteed by Equinox or any of its Subsidiaries, shall happen (with all applicable grace periods having expired) and be continuing, or if any Indebtedness of or guaranteed by Equinox or any of its Subsidiaries in an amount of at least $5,000,000 or its Exchange Equivalent which is payable on demand is not paid on demand or within any applicable cure period provided; any amount attributable to any Indebtedness of Aurizona Goldfields Corporation and any guarantee by Equinox or any of its Subsidiaries provided in connection thereof, shall be excluded for the purposes of this Section 13.1(j);
(k)	so long as any Sprott Indebtedness is in existence, if (i) the Indebtedness of Aurizona Goldfields Corporation in favour of Sprott is accelerated or due at maturity and (ii) Equinox fails to pay any amount payable under its guarantee of the Indebtedness of Aurizona Goldfields Corporation, on demand for payment being made thereunder provided that an Event of Default under this subsection (k) shall cease to be an Event of Default under this agreement so long as following the occurrence of an Event of Default pursuant to this subsection (k) (A) the acceleration or payment obligation described in subparagraph (i) hereof and (B) the demand for payment described in subparagraph (ii) hereof, in each case, is rescinded by Sprott;
(l)	the occurrence of a Change of Control;
(m)	the occurrence of a Change of Control in Equinox;
(n)	the occurrence of an event of default under any Material Agreement or the termination of any Material Agreement (including, for certainty, the New Gold Mesquite Acquisition Agreement);
(o)	the nationalization, expropriation, abandonment or condemnation of the New Gold Mesquite Mine or any part thereof;
(p)	there shall be (A) a suspension of operation of the New Gold Mesquite Mine or the sale of Saleable Product therefrom for a consecutive period of forty-five (45) days or, on the resumption of the New Gold Mesquite Mine or the sale of the Saleable Product therefrom following any suspension, there shall be a further suspension of operation of the New Gold Mesquite Mine or the sale of Saleable Product therefrom during a period of thirty (30) days following such resumption during any six (6) month period following such resumption or (B) any destruction, suspension or abandonment of the New Gold Mesquite Mine or any part thereof which destruction, suspension or abandonment causes a material reduction in the value thereof;
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(q)	any failure to maintain any Mining License other than any Mining License of an immaterial value that is not necessary or desirable for the development and/or operation of the New Gold Mesquite Mine;
(r)	any one or more of the Finance Documents shall for any reason cease in whole or in any part to be a legal, valid, binding and enforceable obligation of the Company party thereto;
(s)	the validity, enforceability or priority of any of the Finance Documents is contested in any manner by any Company;
(t)	any Finance Document is terminated or rescinded or any Person takes an action to terminate or rescind any Finance Document;
(u)	any Security Document or the Parent Pledge Agreement does not create legal, valid, binding and enforceable security over the assets charged under that Security Document or in the case of the Parent Pledge Agreement, the Parent Collateral;
(v)	any Security Document or the Parent Pledge Agreement does not constitute first ranking, priority security interest in the Secured Assets of each Obligor or the Parent Collateral in the case of the Parent (subject to Permitted Liens);
(w)	a Material Adverse Change occurs;
(x)	a Second Lien Event of Default (as such term is defined in the Intercreditor Agreement) has occurred and has not been waived or cured; and
(y)	any part of the Security or the Parent Security fails to rank in priority to any security granted to Sprott as collateral security for the repayment of any Sprott Indebtedness under the Sprott Credit Documents;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all Indebtedness of the Borrower to the Lenders pursuant to this agreement to be immediately due and payable whereupon all such Indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrower and the Administrative Agent may enforce the Security and the Parent Security or cause the Security and the Parent Security to be enforced (provided, however, that all such Indebtedness of the Borrower to the Lenders shall automatically become due and payable, and the Administrative Agent shall immediately become entitled to enforce the Security and the Parent Security or cause the Security and the Parent Security to be enforced without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above).

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13.2	Remedies Cumulative

The Borrower expressly agrees that the rights and remedies of the Administrative Agent and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default. No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.3	Set-Off

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Finance Documents.

Article 14
THE ADMINISTRATIVE AGENT

14.1	Appointment and Authorization of Administrative Agent
(a)	Each Finance Party hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Finance Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Finance Documents as are delegated to the Administrative Agent by such Finance Party by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Finance Parties for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Finance Party hereby acknowledges that the Administrative Agent is entering into the provisions of this
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Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

(b)	Each Lender hereby authorizes the Administrative Agent to execute and deliver the Sprott Intercreditor Agreement for and on behalf of each of the Lenders. Each of the Lenders hereby agrees that it shall take any and all necessary or appropriate further actions as it might be required to take, by law or otherwise, to authorize the Administrative Agent to carry out the foregoing or to exercise its faculties and powers, and to comply with its obligations, under the Sprott Intercreditor Agreement directly or through its attorneys-in-fact or designees, including but not limited to the individualization of any required special power of attorney.
14.2	Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the person designated in the last notice delivered to it under Section 16.5 as the holder of all of the interests of such Lender under the Credit Documents and Parent Documents.

14.3	Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the other Finance Parties and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4	Documents

The Administrative Agent shall not be under any duty to the Finance Parties to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents, Parent Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and Parent Documents and the Administrative Agent shall, as regards the Finance Parties, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5	Administrative Agent as Finance Party

With respect to those portions of the Credit Facility made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents and Parent Documents as any other Finance Party and may exercise the same as though it were not the Administrative Agent. The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Companies and their Affiliates and persons doing business with the Companies and/or any of their Affiliates as if it were not the Administrative Agent and without any obligation to account to the Finance Parties therefor.

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14.6	Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Finance Parties under the Credit Documents and the Parent Documents are only those expressly set forth herein. The Administrative Agent shall not have any duty to the Finance Parties to investigate whether a Default or an Event of Default has occurred. The Administrative Agent shall, as regards the Finance Parties, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Finance Party that such Finance Party considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7	Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Finance Parties by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1, the Guarantees, the Parent Guarantee, the Security Documents, the Parent Pledge Agreement or the Sprott Intercreditor Agreement or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders. The Administrative Agent shall incur no liability to the Finance Parties under or in respect of any of the Credit Documents and Parent Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents and Parent Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties. In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8	Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents and the Parent Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents or Parent Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Credit Documents and Parent Documents

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and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Finance Parties except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

14.9	Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)	to the Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party or Finance Parties of any of its or their obligations under any of the Credit Documents or any Parent Document;
(b)	to any Finance Party or Finance Parties as a consequence of any failure or delay in performance by, or any breach by, any Company of any of their respective obligations under any of the Credit Documents or any Parent Document; or
(c)	to any Finance Party or Finance Parties for any statements, representations or warranties in any of the Credit Documents, the Parent Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents, the Parent Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents, Parent Documents or any other document contemplated hereby or thereby.
14.10	Indemnification

The Finance Parties agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) pro rata in accordance with their relative Exposures from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents, the Parent Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents, the Parent Documents or any document contemplated hereby or thereby, except that no Finance Party shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11	Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)	in making its decision to enter into this agreement and to make its Pro Rata Share of the Credit Facility available to the Borrower, it is independently taking
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whatever steps it considers necessary to evaluate the financial condition and affairs of the Companies and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)	so long as any portion of the Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Companies.
14.12	Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrower and the Finance Parties. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent or of a Lender on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Finance Parties and with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of $250,000,000 and has an office in Toronto. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Finance Party) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Finance Party). After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13	Delegation by Administrative Agent

With the prior approval of the Majority Lenders, the Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14	Waivers and Amendments
(a)	Subject to Section 14.14(b), any term, covenant or condition of any of the Credit Documents or the Parent Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be
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waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)	Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:
(i)	increase the amount of the Credit Limit or the amount of the Individual Commitment of any Lender;
(ii)	extend the Maturity Date;
(iii)	extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect thereof;
(iv)	change the percentage of the Lenders’ requirement to constitute the Majority Lenders;
(v)	reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;
(vi)	permit any subordination of any of the Secured Obligations;
(vii)	except as otherwise permitted pursuant to Section 14.19, release or discharge a Guarantee or the Parent Guarantee or any Security Document or the Parent Pledge Agreement, in whole or in part;
(viii)	alter the terms of this Section 14.14;
(ix)	alter the terms of the Sprott Intercreditor Agreement; or
(x)	amend the definitions of “Secured Risk Management Agreements”, “Enforcement Date”, “Exposure”, “Finance Documents”, “Finance Parties”, “Majority Lenders”, “Qualified Affiliate”, “Qualified Risk Management Lender”, “Risk Management Agreements” or “Secured Obligations” or any definition forming part thereof.
(c)	No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.
(d)	Notwithstanding any other provision hereof, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder,
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except that, without the consent of such Defaulting Lender, (i) the Individual Commitment of such Defaulting Lender may not be increased or extended and (ii) the time for the payment of interest or fees on Accommodations shall not be extended, the principal thereof shall not be forgiven, the stated rate of interest or fees thereon shall not be reduced and the requirement of pro rata application of all amounts received by the Administrative Agent in respect thereof shall not be amended.

14.15	Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error. The Companies are entitled to assume that any action taken by the Administrative Agent under or in connection with any Credit Document or any Parent Document has been appropriately authorized by the Lenders or the Majority Lenders, as the case may be, pursuant to the terms hereof.

14.16	Adjustments among Lenders after Acceleration
(a)	The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof immediately prior to such acceleration, cancellation or termination.
(b)	The Lenders agree that, at any time after all Indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrower under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents or Parent Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof immediately prior to the cancellation of termination thereof immediately prior to such acceleration, cancellation or termination.
(c)	For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether
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voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), other than on account of any monies owing or payable by the Borrower to it under the Credit Documents or Parent Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Finance Parties thereunder.

(d)	The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.
14.17	Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18	Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders; provided, however, that a copy of any such notice delivered at any time during the continuance of an Event of Default shall be delivered by the Administrative Agent to each of the Finance Parties.

14.19	Discharge of Security

To the extent a sale or other disposition of the Secured Assets or Parent Collateral is permitted pursuant to the provisions hereof, the Lenders hereby authorize the Administrative Agent, at the cost and expense of the Borrower, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the Security or Parent Security, as the case may be, therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents or Parent Pledge Agreement may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 14.19.

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14.20	Determination of Exposures

Concurrent with any request for any approval or instructions of the Majority Lenders and prior to any distribution of Cash Proceeds of Realization to the Finance Parties, the Administrative Agent shall request each Finance Party to provide to the Administrative Agent a written calculation of such Finance Party’s Exposure, each such calculation to be certified true and correct by the Finance Party providing same. Each Finance Party shall so provide such calculation within two Banking Days following the request of the Administrative Agent. Any such calculation provided by a particular Finance Party shall, absent manifest error, constitute prima facie evidence of such Finance Party’s Exposure at such time. With respect to each determination of the Exposure of the Finance Parties, the Administrative Agent shall promptly notify the Finance Parties. For the purposes of determining a particular Finance Party’s Exposure:

(a)	the Exposure of a Finance Party under any Credit Document or any Parent Document shall be the aggregate amount (expressed in United States dollars) owing to such Finance Party thereunder on such date;
(b)	the Exposure of a Qualified Risk Management Lender in respect of Secured Risk Management Agreements shall be measured as the net exposure of such Qualified Risk Management Lender under all Secured Risk Management Agreements with the Obligors to which such Qualified Risk Management Lender is a party, being the aggregate exposure of such Qualified Risk Management Lender thereunder less the aggregate exposure of the relevant Obligor thereunder; the exposure of party to a Secured Risk Management Agreement shall be, in the case of a Secured Risk Management Agreement which has not been terminated as of such date, the total amount which would be owing to such party by the other party under such Secured Risk Management Agreement in the event of the early termination as of such date of such Secured Risk Management Agreement as a result of the occurrence of a default, event of default or termination event (however specified or designated) with respect to such party thereunder or, in the case of a Secured Risk Management Agreement which has been terminated as of such date, the total amount which is owing to such party by the other party under such Secured Risk Management Agreement, in each case expressed in United States dollars;
(c)	the Exposure of a Lender in respect of Cash Management Agreements shall be the aggregate amount (expressed in United States dollars) which would be owing by the Obligors thereunder on such date if such agreements were terminated on such date; and
(d)	any amount of Secured Obligations of the Borrower denominated in any currency other than United States dollars shall be expressed as the U.S. Dollar Equivalent thereof.
14.21	Decision to Enforce Security

Upon the Security or the Parent Security becoming enforceable in accordance with its terms, the Administrative Agent shall promptly so notify each of the Finance Parties.

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The Administrative Agent or any Qualified Risk Management Lender may thereafter provide the Administrative Agent with a written request to enforce the Security and/or the Parent Security. Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security and/or the Parent Security should be enforced and the manner in which such Security and the Parent Security should be enforced. In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Finance Parties. From time to time, the Administrative Agent or any Qualified Risk Management Lender may submit a proposal to the Administrative Agent as to the manner in which the Security and Parent Security should be enforced and the Administrative Agent shall submit any such proposal to the Finance Parties for approval of the Majority Lenders. The Administrative Agent shall promptly notify the Finance Parties of all instructions and approvals of the Majority Lenders. If the Majority Lenders instruct the Administrative Agent to enforce the Security and/or the Parent Security, as the case may be, each of the Finance Parties agree to accelerate the Secured Obligations owed to it to the extent permitted under the relevant Credit Document or relevant Parent Document and in accordance with the relevant Credit Document or Parent Document, as applicable.

14.22	Enforcement

The Administrative Agent reserves the sole right to enforce, instruct or otherwise deal with the guarantee of the Borrower in Article 15, the Guarantees, the Security, the Parent Guarantee and the Parent Pledge Agreement and to deal with the Companies in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, the guarantee of the Borrower in Article 15, the Guarantees, the Security, the Parent Guarantee and the Parent Pledge Agreement only as the Majority Lenders shall instruct.

14.23	Application of Cash Proceeds of Realization
(a)	All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.
(b)	Subject to the claims, if any, of secured creditors of the Companies whose security ranks in priority to the Security or the Parent Security, as applicable, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Finance Parties shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:
(i)	firstly, to the payment of all reasonable costs and expenses incurred by the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents, the Parent Pledge Agreement, Guarantees and the Parent Guarantee and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under this
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agreement, the Guarantees, the Parent Guarantee, the Security Documents and the Parent Pledge Agreement;

(ii)	secondly, to the payment of interest and fees forming part of the Borrower’s Secured Obligations;
(iii)	thirdly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents and the Parent Pledge Agreement;
(iv)	fourthly, to the payment of the Secured Obligations of the Companies (including holding as cash collateral to be applied against Secured Obligations which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures, which Cash Proceeds of Realization shall be applied by each Finance Party to its Exposure in such manner as it sees fit; and
(v)	the balance, if any, in accordance with Applicable Law.
14.24	Survival

The provisions of Articles 8, 10, 11, 14, 15 and Section 16.8 and all other provisions of this agreement which are necessary to give effect to each of the provisions of such Articles shall survive the permanent repayment in full of the Credit Facility and the termination of all of the Individual Commitments of the Lender until the Secured Obligations Termination Date.

14.25	Intercreditor Agreement

Each Finance Party ratifies and confirms that the Administrative Agent, in its capacity as administrative agent for and on behalf of itself and the other Finance Parties, has executed or will execute the Sprott Intercreditor Agreement. Each party hereto acknowledges and agrees that it has received a copy of the Sprott Intercreditor Agreement and agrees to be bound by the provisions thereof.

Article 15
GUARANTEE

15.1	Guarantee

The Borrower hereby unconditionally, absolutely and irrevocably guarantees the full and punctual payment to the Finance Parties, as and when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise of all of the Secured Obligations of each other Company in the same currency as the currency of such Secured Obligations, whether for principal, interest, fees, expenses, indemnities or otherwise.

Credit Agreement - Solius AcquireCo

15.2	Nature of Guarantee

The guarantee provided for in this Article 15 shall in all respects be a continuing, absolute, unconditional and irrevocable guarantee of payment when due and not of collection, and shall remain in full force and effect until the Secured Obligations Termination Date. The Borrower guarantees that the Secured Obligations of each other Company will be paid strictly in accordance with the terms thereof, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Finance Parties with respect thereto. The Borrower renounces all benefits of discussion and division. The liability of the Borrower hereunder shall be absolute, unconditional and irrevocable irrespective of, and without being released or limited by:

(a)	any lack of validity, legality or enforceability of any provision of this agreement;
(b)	the failure of any Finance Party
(i)	to assert any claim or demand or to enforce any right or remedy against any Company or any other Person (including any other guarantor) under the provisions of this agreement, or otherwise, or
(ii)	to exercise any right or remedy against any other guarantor of, or collateral securing, any of the Secured Obligations;
(c)	any change in the time, manner or place of payment of, or in any term of, all or any of the Secured Obligations, or any other extension, compromise, indulgence or renewal of any Secured Obligation;
(d)	any reduction, limitation, variation, impairment, discontinuance or termination of the Secured Obligations for any reason (other than by reason of any payment which is not required to be rescinded), including any claim of waiver, release, discharge, surrender, alteration or compromise, and shall not be subject to (and the Borrower hereby waives any right to or claim of) any defence or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, the Secured Obligations or otherwise (other than by reason of any payment which is not required to be rescinded);
(e)	any amendment to, rescission, waiver or other modification of, or any consent to any departure from, any of the terms of the Secured Obligations or any guarantees or security;
(f)	any addition, exchange, release, discharge, renewal, realization or non-perfection of any collateral security;
(g)	any amendment to, or waiver or release or addition of, or consent to departure from, any other guarantee held by the Finance Parties as security for any of the Secured Obligations;
Credit Agreement - Solius AcquireCo

(h)	the loss of or in respect of or the unenforceability of any other guarantee or other security which the Finance Parties may now or hereafter hold in respect of the Secured Obligations, whether occasioned by the fault of a Finance Party or otherwise;
(i)	any change in the name of a Company or in the constating documents, capital structure, capacity or constitution of a Company, the bankruptcy or insolvency of a Company, the sale of any or all of a Company’s business or assets or being consolidated, merged or amalgamated with any other Person; or
(j)	any other circumstance (other than final payment in full) which might otherwise constitute a defence available to, or a legal or equitable discharge of any surety or any other guarantor.

Any Secured Obligation which may not be recoverable from the Borrower as guarantor shall be recoverable from the Borrower as principal debtor in respect thereof.

15.3	Finance Parties not Bound to Exhaust Recourse

The Finance Parties shall not be bound to exhaust their recourse against a Company or others or any security or other guarantees it may at any time hold before being entitled to payment hereunder from the Borrower.

15.4	Evidence of Secured Obligations

A written statement of the Administrative Agent as to the amount of any Secured Obligations of a Company shall, except for manifest error, be conclusive evidence and shall, in any event, be prima facie evidence against such Company as to the amount of such Secured Obligations.

15.5	Guarantee in Addition to Other Security

The guarantee provided for in this Article 15 shall be in addition to and not in substitution for any other guarantee or other security which the Finance Parties may now or hereafter hold in respect of the Secured Obligations, and the Finance Parties shall be under no obligation to marshal in favour of the Borrower any other guarantee or other security or any moneys or other assets which they may be entitled to receive or may have a claim upon.

15.6	Reinstatement

The guarantee provided for in this Article 15 and all other terms of this Article 15 shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment by the Borrower or any other Company of any of the Secured Obligations is rescinded or must otherwise be returned by the recipients thereof by reason of the insolvency, bankruptcy or reorganization of the Borrower or such other Company or for any other reason, all as though such payment had not been made.

Credit Agreement - Solius AcquireCo

15.7	Waiver of Notice, Etc.

The Borrower hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Secured Obligations and this agreement.

15.8	Subrogation Rights, Assignment and Postponement of Claim

Until the Secured Obligations Termination Date, all dividends, compositions, proceeds of security or payments received by the Finance Parties in respect of the Secured Obligations shall be regarded for all purposes as payments in gross. The Borrower shall not exercise any rights which it may acquire by way of subrogation under this agreement, by any payment made hereunder or otherwise, until the Secured Obligations Termination Date. Any amount paid to the Borrower on account of any such subrogation rights prior to the Secured Obligations Termination Date shall be held in trust for the benefit of the Finance Parties and shall immediately be paid to the Finance Parties and credited and applied against the Secured Obligations, whether matured or unmatured, in accordance with the terms hereof; provided, however, that if the Secured Obligations Termination Date has occurred, the Borrower shall be subrogated to the rights of the Finance Parties against the applicable Company with respect to all Secured Obligations of such Company and, at the Borrower’s request, the Finance Parties will execute and deliver to the Borrower appropriate documents (without recourse and without representation or warranty, except that it has not released, assigned or encumbered any subject Secured Obligations) necessary to evidence the transfer by subrogation to the Borrower of all such Secured Obligations.

15.9	Advance After Certain Events

All advances, renewals and credits made or granted hereunder or in connection herewith by the Finance Parties purportedly to or for any Company after the bankruptcy or insolvency of such Company but before the Finance Parties have received notice thereof, shall be deemed to form part of the Secured Obligations, and all advances, renewals and credits obtained from the Finance Parties hereunder purportedly by or on behalf of any Company shall be deemed to form part of the Secured Obligations, notwithstanding any lack or limitation of power, incapacity or disability of such Company or of the directors or agents thereof and notwithstanding that such Company may not be a legal or suable entity and notwithstanding any irregularity, defect or informality in the obtaining of such advances, renewals or credits, whether or not the Finance Parties had knowledge thereof. Any such advance, renewal or credit which may not be recoverable from the Borrower as guarantor shall be recoverable from the Borrower as principal debtor in respect thereof.

Article 16
MISCELLANEOUS

16.1	Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses, telefacsimile numbers or email address (which email notice shall be sent with a “read receipt” request to qualify as a valid

Credit Agreement - Solius AcquireCo

notice hereunder), as the case may be, set out opposite the parties’ name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery is received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by telefacsimile or email as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission. Any party sending a notice hereunder by telefacsimile or email shall, in order to constitute valid notice hereunder, have received a confirmation of receipt from the intended recipient’s telecopier or email server.

16.2	Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

16.3	Counterparts

This agreement may be executed in one or more counterparts, and by means of facsimile or other electronic form, including PDF, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

16.4	Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

16.5	Assignment
(a)	Neither the Credit Documents nor the Parent Document nor the benefit thereof may be assigned by the Borrower.
(b)	A Lender may at any time sell to one or more other persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of such Lender hereunder or any other interest of the Lender hereunder. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender’s obligations under this agreement to the Borrower shall remain unchanged and such Lender shall remain solely entitled to enforce its rights hereunder, such Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to such Lender in connection with such Lender’s rights under this agreement. The Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have
Credit Agreement - Solius AcquireCo

been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this agreement. The Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder and for the purposes of Article 8 such Participant shall be deemed to be a Lender to the extent of such participation, provided, that such Participant shall have complied with obligations of a Lender provided in Article 8 and that no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by the relevant Lender to such Participant had no such transfer occurred. Notwithstanding the foregoing, other than as permitted pursuant to the terms of the Intercreditor Agreement, no Lender shall at any time sell a participating interest in any credit outstanding hereunder, any commitment of such Lender hereunder or any other interest of such Lender hereunder to Sprott or any of its Affiliates pursuant to this Section 16.5(b).

(c)	With the prior written consent of, (x) the Borrower (which consent shall not be required (i) if such sale is to one or more other Lenders or to an Affiliate of any Lender or (ii) in circumstances where a Default has occurred and is continuing) and (y) the Administrative Agent, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents and Parent Documents to one or more Persons (“Purchasing Lenders”). No consent shall be required in the case of the sale by a Lender listed in Schedule II or Schedule III of the Bank Act (Canada) to its Affiliate that is listed in Schedule II or Schedule III to the Bank Act (Canada). Notwithstanding the foregoing, other than as permitted pursuant to the terms of the Intercreditor Agreement, no Lender shall at any time sell all or any part of its rights and obligations under the Credit Documents and Parent Documents to Sprott or any of its Affiliates pursuant to this Section 16.5(c). Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and Parent Documents and each of the Purchasing Lenders shall become a party to the Credit Documents and Parent Documents to the extent of the interest so purchased provided, however, no Lender that is a Defaulting Lender shall be released from any obligation in respect of any damages arising in connection with it being or becoming a Defaulting Lender. Any such assignment shall be for Individual Commitments of at least $10,000,000 and, following such assignment, the Lender shall either retain an Individual Commitment of $10,000,000 or have assigned the entirety of its Individual Commitment. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents and Parent Documents as a Lender and has agreed to a specific Individual Commitment and a specific address and telefacsimile
Credit Agreement - Solius AcquireCo

number for the purpose of notices as provided in Section 16.1 and unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the Borrower. Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender. Notwithstanding the foregoing, no consent of any Person shall be required, nor shall any assignment fee be payable, where a Lender assigns all or any part of its rights and obligations hereunder to one or more other Lenders pledges or assigns its rights hereunder to a Federal Reserve Bank of the United States, the Bank of Canada, the European Central Bank or any other central bank.

(d)	The Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee or any professional advisor of any Transferee or prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Companies which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Companies prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law and authorizes each of the Lenders to disclose to any other Lender and to any Person where disclosure is required by law, regulation, legal process or regulatory authority (for certainty under any circumstance and not solely in connection with assignment of rights).
16.6	Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto (including, without limitation, the Fee Letter) constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

16.7	Further Assurances

The Borrower shall, and shall cause each other Company to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents and Parent Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the

Credit Agreement - Solius AcquireCo

property and assets of the Company, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time reasonably request, to ensure (i) that all Secured Assets and the Parent Collateral are subject to a Lien in favour of the Administrative Agent and (ii) the intended first ranking priority of such Liens.

16.8	Judgment Currency
(a)	If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 16.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 16.8 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:
(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of a jurisdiction that will give effect to such conversion being made on such date; or
(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 16.8(a)(ii) being hereinafter in this Section 16.8 referred to as the “Judgment Conversion Date”).
(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 16.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.
(c)	Any amount due from the Borrower under the provisions of Section 16.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.
(d)	The term “rate of exchange” in this Section 16.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.
Credit Agreement - Solius AcquireCo

16.9	Contractual Recognition of Bail-In

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):
(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;
(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and
(iii)	a cancellation of any such liability; and
(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.
16.10	Anti-Money Laundering Legislation

The Borrower acknowledges that, pursuant to Anti-Money Laundering Legislation, the Finance Parties may be required to obtain, verify and record information regarding each Company, their respective directors, authorized signing officers, direct or indirect shareholders or other persons in Control of such Company, and the transactions contemplated by the Finance Documents, and disclose such information to Official Bodies. The Borrower consents to such information being obtained, verified, recorded and disclosed to Official Bodies and agrees to promptly provide to the Finance Parties all such information, including supporting documentation and other evidence, as may be reasonably requested by a Finance Party, or any prospective Transferee or in order to comply with Anti-Money Laundering Legislation.

16.11	Disclosure
(a)	Each of the Administrative Agent and the other Finance Parties agrees to use all Information solely for the purposes of providing services that are the subject of the Finance Documents and shall treat confidentially all such Information, except that Information may be disclosed (a) to it, its Affiliates and its Affiliates' respective partners, directors, officers, employees, agents, credit insurers and reinsurers, advisors and representatives (where the Persons to whom disclosure is made will be informed of the confidential nature of the Information and agree to be bound by the provisions of this Section 16.11 or enter into an agreement containing provisions substantially the same as the provisions of this Section 16.11), (b) to the extent requested, and where such disclosure is required by Applicable Law, by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by
Credit Agreement - Solius AcquireCo

Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other Finance Party, (e) in connection with the exercise of any remedies under any Credit Document or any action or proceeding relating to any Credit Document or the enforcement of rights under the Credit Documents, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any Risk Management Agreement, credit-linked note or similar transaction relating to the Borrower and the Secured Obligations, and any credit insurance or reinsurance provider relating to the Borrower and its Secured Obligations, (g) with the consent of the Borrower or (h) to the extent Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent or any Finance Party on a non-confidential basis from a source other than an Obligor.

(b)	For purposes of this Section, "Information" means all information received in connection with any Credit Document from any Obligor relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that was available to the Administrative Agent or any other Finance Party on a non-confidential basis before such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if the Person has exercised the same degree of care to maintain the confidentiality of the Information as the Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit Facility as is necessary to assign unique identifiers, it being understood that the Person to whom disclosure is made will be informed of the confidential nature of the Information and instructed to make available to the public only such Information as the Person normally makes available in the course of its business of assigning identification numbers.
(c)	In addition, the Administrative Agent may provide customary information including details of the Obligors, the amount, term, purpose, pricing and repayment requirements of the Credit Facility and the principal covenants contained in this Agreement to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.
16.12	USA PATRIOT Act Notice

Each Lender that is subject to the Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), it is required to obtain, verify and record information that identifies each Company, which information includes the names and address of each Company and other information that will allow such Lender or the Administrative Agent, as applicable to identify each Company in accordance with the Act.

Credit Agreement - Solius AcquireCo

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Credit Agreement - Solius AcquireCo

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Solius AcquireCo Inc. 730 – 800 West Pender Street Vancouver, BC V6C 2V6	SOLIUS ACQUIRECO INC.
	By:	/s/ Peter Hardie
Attention: Chief Financial Officer and General Counsel		Name: Peter Hardie Title:
Telefax: (604) 558-0561 Email: peter.hardie@equinoxgold.com susan.toews@equinoxgold.com

By:
Name:
Title:

Credit Agreement - Solius AcquireCo

The Bank of Nova Scotia Global Banking and Markets - Loan Syndications 40 King Street West, 55th Floor Toronto, Ontario M5H 1H1	THE BANK OF NOVA SCOTIA, as Administrative Agent
	By:	/s/ Alastair Borthwick
Attention: Managing Director		Name: Alastair Borthwick
Telefax: (416) 866-3329		Title: Managing Director
Email: Agency.services@scotiabank.com
	By:	/s/ Ryan Moonilal
Name: Ryan Moonilal
Title: Analyst

Credit Agreement - Solius AcquireCo

The Bank of Nova Scotia Global Banking and Markets 1800 - 650 West Georgia Street Vancouver, British Columbia V6B 4N7	THE BANK OF NOVA SCOTIA, as Lender
	By:	/s/ Stephen MacNeil
Attention: Director, Corporate Banking		Name: Stephen MacNeil
Telefax: (604) 661-1474		Title: Associate Director
Email: kurt.foellmer@scotiabank.com
	By:	/s/ Kurt Foellmer
Name: Kurt Foellmer
Title: Director
Credit Agreement - Solius AcquireCo

Société Générale 245 Park Avenue New York, NY 10167	SOCIÉTÉ GÉNÉRALE, as Lender
	By:	/s/ P.E. Kavanagh
Attention: Ted Kavanagh, Director, Energy & Natural Resources, Americas		Name: P.E. Kavanagh Title: Director
Telefax:
Email: ted.kavanagh@sgcib.com

Credit Agreement - Solius AcquireCo

ING Capital LLC 1133 6th Avenue New York, NY 10002	ING CAPITAL LLC, as Lender
	By:	/s/ Remko van de Water
Attention: Remko van de Water, Managing Director, Natural Resources – Metals & Mining Finance		Name: Remko van de Water Title: Managing Director
Telefax:
Email: remko.van.de.water@ing.com
	By:	/s/ Brian Groski
Name: Brian Groski
Title: Vice President
Credit Agreement - Solius AcquireCo

Bank of Montreal 885 West Georgia Street 18th Floor Vancouver, BC V6C 3G1	BANK OF MONTREAL, as Lender
	By:	/s/ Jerome Doucet
Attention: Ben Rough, Director Corporate Banking		Name: Jerome Doucet
Telefax:		Title: Managing Director
Email: Ben.Rough@bmo.com
By:
Name:
Title:
Credit Agreement - Solius AcquireCo

Schedule A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitments
The Bank of Nova Scotia
Bank of Montreal
ING Capital LLC
Société Générale
[Lenders individual commitment proportions redacted.]

Credit Agreement - Solius AcquireCo

Schedule B
COMPLIANCE CERTIFICATE

TO:	THE BANK OF NOVA SCOTIA, as administrative agent

I, ____________________, the [senior financial officer] of Solius AcquireCo Inc. (the “Borrower”), hereby certify that, not in a personal capacity and without personal liability:

1.	I am the duly appointed [senior financial officer] of the Borrower named in the credit agreement dated as of October 30, 2018 (as amended to the date hereof, the “Credit Agreement”) between the Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of the Borrower pursuant to the Credit Agreement.
2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.
3.	To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.
4.	As at or for the relevant period ending _______________________, the amounts and financial ratios as contained in Sections 11.1(m), (n)[1], and (o) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

	Actual Amount or Percentage	Required Amount or Percentage
(a) Leverage Ratio		[< 4.50, <4.25, <3]:1
(b) Interest Service Coverage Ratio		[>2.50, >4.00]:1
(c) Tangible Net Worth		See Section 11.1(n)

The attached calculation worksheet as at the relevant period ending ________ accurately sets out the information therein contained.

5.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

1   Not required to be tested on the Closing Date.

Credit Agreement - Solius AcquireCo

DATED this _______ day of _____________, 20____.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

Credit Agreement - Solius AcquireCo

Calculation Worksheet

Following the definitions and calculations more fully defined in the Credit Agreement:

Leverage Ratio

Total Indebtedness	$	(A)
Rolling EBITDA	$	(B)
Leverage Ratio (Actual)		(A:B)

Leverage Ratio (Max. Permitted): [< 4.50, <4.25, <3]:1

Compliance [Yes]/[No]

Tangible Net Worth

Baseline TNW	$	(C)
50% of aggregate positive Net Income for each Fiscal Quarter after the Fiscal Quarter ended<@>	$	(D)
Minimum Tangible Net Worth:	$	(C+D)
Actual Tangible Net Worth:	$

Compliance [Yes]/[No]

Interest Service Coverage Ratio

Rolling EBITDA	$	(E)
Rolling Interest Service	$	(F)
Interest Service Coverage Ratio (Actual):	$	(E:F)

Interest Service Coverage Ratio (Min. Permitted) [>2.50, >4.00]:1

Compliance [Yes]/[No]

Credit Agreement - Solius AcquireCo

Schedule C
FORM OF ASSIGNMENT

Dated __________, 20___

Reference is made to the Credit Agreement dated as of October 30, 2018 (as amended to the date hereof, the “Credit Agreement”) between Solius AcquireCo Inc., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”). Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the “Assignor”) and _________________ (the “Assignee”) agree as follows:

(a)	The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement with respect to the Credit Facility (the “Facility”) as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to the Facility as in effect on the Effective Date, the credit extended by the Assignor under the Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents and Parent Documents as it relates to the Facility).
(b)	The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents and Parent Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents and Parent Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Company or the performance or observance by the Companies of any of their obligations under the Credit Documents and Parent Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrower of the assignment to the Assignee hereunder.
Credit Agreement - Solius AcquireCo

(c)	The effective date of this Assignment (the “Effective Date”) shall be the later of ___________ and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Administrative Agent in accordance with Section 16.5(c) of the Credit Agreement.
(d)	The Assignee hereby agrees to the specific Individual Commitment under the Facility of $___________ and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 16.1 of the Credit Agreement.
(e)	As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents and Parent Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents and Parent Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents and Parent Documents.
(f)	The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents and Parent Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

[ASSIGNOR]
By:
Name: Title:

[ASSIGNEE]
By:
Name: Title:

Address

Attention:

Credit Agreement - Solius AcquireCo

Acknowledged and agreed to as of this ___________ day of ___________ , 20______.

THE BANK OF NOVA SCOTIA, as Administrative Agent
By:
Name:
Title:
By:
Name:
Title:

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

2 SOLIUS ACQUIRECO INC.
By:
Name:
Title:

2    Only required if no Default has occurred and is continuing.

Credit Agreement - Solius AcquireCo

Schedule D
FORM OF DRAWDOWN NOTICE

TO:

The Bank of Nova Scotia, as Administrative Agent

WBO - Loan Administration and Agency Services

2nd Floor, 720 King Street

Toronto, Ontario M5V 2T3

Attention: Director, Loan Agency and Operations

Facsimile: (416) 866-5991

With a copy to:

Global Banking and Markets – Loan Syndications

40 King Street West, 55th Floor

Toronto, Ontario M5H 1H1

Attention: Head Agency Services

Facsimile: (416) 866-3329

RE:	Credit Agreement dated as of October 30, 2018 (as amended to the date hereof, the “Credit Agreement”) between Solius AcquireCo Inc., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on [date of drawdown] as follows:

Availment Option:
Amount:
If LIBOR Loan, Interest Period:

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to _______________ and this shall be your good and sufficient authority for so doing.]

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement except to the extent any such representation and warranty expressly relates solely to an earlier date.

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

Credit Agreement - Solius AcquireCo

DATED the ______ day of _______________, 20___.

SOLIUS ACQUIRECO INC.
By:
Name:
Title:
By:
Name:
Title:

Credit Agreement - Solius AcquireCo

Schedule E
FORM OF ROLLOVER NOTICE

TO:

The Bank of Nova Scotia, as Administrative Agent

WBO - Loan Administration and Agency Services

2nd Floor, 720 King Street

Toronto, Ontario M5V 2T3

Attention: Director, Loan Agency and Operations

Facsimile: (416) 866-5991

With a copy to:

Global Banking and Markets – Loan Syndications

40 King Street West, 55th Floor

Toronto, Ontario M5H 1H1

Attention: Head Agency Services

Facsimile: (416) 866-3329

RE:	Credit Agreement dated as of October 30, 2018 (as amended to the date hereof, the “Credit Agreement”) between Solius AcquireCo Inc., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the Credit Facility on [date of rollover] as follows:

Loans

Maturity Date of Maturing LIBOR Loan
Principal Amount of Maturing LIBOR Loan	$
Portion Thereof to be Replaced	$
Interest Period of New LIBOR Loan	months

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement except to the extent any such representation and warranty expressly relates solely to an earlier date.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

Credit Agreement - Solius AcquireCo

DATED the _________ day of ________________, 20____.

SOLIUS ACQUIRECO INC.
By:
Name:
Title:
By:
Name:
Title:

Credit Agreement - Solius AcquireCo

Schedule F
Form of Conversion Notice

TO:

The Bank of Nova Scotia, as Administrative Agent

WBO - Loan Administration and Agency Services

2nd Floor, 720 King Street

Toronto, Ontario M5V 2T3

Attention: Director, Loan Agency and Operations

Facsimile: (416) 866-5991

With a copy to:

Global Banking and Markets – Loan Syndications

40 King Street West, 55th Floor

Toronto, Ontario M5H 1H1

Attention: Head Agency Services

Facsimile: (416) 866-3329

RE:	Credit Agreement dated as of October 30, 2018 (as amended to the date hereof, the “Credit Agreement”) between Solius AcquireCo Inc., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the Credit Facility on [date of conversion] as follows:

Converting From		Converting Into

LIBOR Loans		LIBOR Loans

Maturity Date of	_________________	Principal	$________________
Maturing LIBOR Loan		Amount of
Principal Amount of	$________________	New LIBOR Loan
Maturing LIBOR Loan
Portion Thereof to	$________________	Interest	_____________ months
be converted		Period of
New LIBOR Loan
Base Rate Loans		Base Rate Loan

Principal Amount	$________________	Principal	$________________
of Base Rate		Amount of
Loan to be converted		New Base Rate Loan
Portion Thereof	$________________
to be converted

Credit Agreement - Solius AcquireCo

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement except to the extent any such representation and warranty expressly relates solely to an earlier date.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the ________ day of _____________, 20____.

SOLIUS ACQUIRECO INC.
By:
Name:
Title:
By:
Name:
Title:

Credit Agreement - Solius AcquireCo

Schedule G
CORPORATE STRUCTURE

Equinox Gold Corp.
(British Columbia)
NewCastle Gold Ltd.
(British Columbia)
Anfield Gold Corp.
(British Columbia)
Gold Mountain Mining Corporation
(British Columbia)
Luna Gold Corp.
(Canada)
Telegraph Gold Inc.
(Ontario)
Magellan Minerals Ltd.
(British Columbia)
Gold Mountain Resources Corp.
(British Columbia)
Aurizona Goldfields Corporation
(Canada)
Solius HoldCo Inc.
(Delaware)
Elk Gold Project
(British Columbia)
Luna Gold Pesquisas Minerais LTDA
(Brazil)
Viceroy Gold Corporation
(Delaware)
Solius AcquireCo Inc.
(Delaware)
Telegraph Gold (US) Corp.
(Delaware)
Telegraph Gold (US) Holding Corp.
(Delaware)
Luna Gold Participaçoes LTDA
(Brazil)
75%
25%
Castle Mountain Venture
(California)
New Gold Mesquite Inc.
(Nevada)
Luna Gold Investimentos Minerais LTDA
(Brazil)
Western Goldfields (USA) Inc.
(Nevada)
Mineração Aurizona S.A.
(Brazil)
Aurizona Project
(Brazil)
Western Mesquite Mines, Inc.
(Nevada)
Mesquite Operation
(California)

Credit Agreement - Solius AcquireCo

Schedule H
APPLICABLE RATES

Level	Leverage Ratio	Base Rate Loan interest rate margin	LIBOR Loan interest rate margin
I	≤1.00x
II	> 1.00x ≤ 2.00x
III	> 2.00x ≤2.50x
IV	>2.50x
[Base Rate Loan interest rate margin and LIBOR Loan interest rate margin figures redacted.]

Credit Agreement - Solius AcquireCo

Schedule I
GUARANTEE, SECURITY DOCUMENTS AND PARENT DOCUMENTS

(A)       Guarantees

1.	Guarantee of the Borrower in Article 15 of the Credit Agreement.
2.	Guarantee Agreement dated October 30, 2018 governed by the laws of the Province of British Columbia and entered into among New Gold Mesquite, Western Goldfields (USA) Inc., Western Mesquite Mines, Inc. and the Administrative Agent.

(B)       Security Documents

1.	Security Agreement dated October 30, 2018 governed by the laws of the State of Nevada and entered into between the Borrower and the Administrative Agent.
2.	Security Agreement dated October 30, 2018 governed by the laws of the State of Nevada and entered into among New Gold Mesquite, Western Goldfields (USA) Inc., Western Mesquite Mines, Inc. and the Administrative Agent.
3.	Stock Pledge Agreement dated October 30, 2018 governed by the laws of the State of Nevada, and entered into between the Borrower and the Administrative Agent.
4.	Stock Pledge Agreement dated October 30, 2018 governed by the laws of the State of Nevada, and entered into between New Gold Mesquite and the Administrative Agent.
5.	Stock Pledge Agreement dated October 30, 2018 governed by the laws of the State of Nevada, and entered into between Western Goldfields (USA) Inc. and the Administrative Agent.
6.	Deed of Trust, Assignment of Leases, Rents and Contracts, Security Agreement and Fixture Filing dated October 30, 2018 governed by the laws of the State of California and granted by Western Mesquite Mines, Inc. in favour of First American Title Insurance Company, for the benefit of the Administrative Agent.
7.	Deposit Account Control Agreement dated October 30, 2018 governed by the laws of the State of Nevada entered into among Western Mesquite Mines, Inc., the Administrative Agent and the Bank of America, N.A.
8.	Deposit Account Control Agreement to be entered into following the Closing Date governed by the laws of the State of Nevada entered into among New Gold Mesquite, the Administrative Agent and the Bank of America, N.A.
9.	Deposit Account Control Agreement to be entered into following the Closing Date governed by the laws of the State of Nevada entered into among Western Goldfields (USA) Inc., the Administrative Agent and the Bank of America, N.A.
Credit Agreement - Solius AcquireCo

(C)       Parent Documents

10.	Limited Recourse Guarantee dated October 30, 2018 governed by the laws of the Province of British Columbia and entered into between the Parent and the Administrative Agent.
11.	Stock Pledge Agreement dated October 30, 2018 governed by the laws of the State of Nevada, and entered into between the Parent and the Administrative Agent.

Schedule J
QUALIFIED AFFILIATE INSTRUMENT OF ADHESION

TO:	THE BANK OF NOVA SCOTIA, as Administrative Agent
AND TO:	THE OTHER PARTIES TO THE CREDIT AGREEMENT REFERRED TO BELOW

Reference is made to the Credit Agreement dated as of October 30, 2018 (as amended to the date hereof, the “Credit Agreement”) between Solius AcquireCo Inc., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”). Terms defined in the Credit Agreement are used herein as therein defined.

WHEREAS the Credit Agreement provides that an Affiliate of a Lender may become a Qualified Affiliate under the Credit Agreement if it executes this instrument and delivers it to the Administrative Agent;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the undersigned, the undersigned hereby represents, warrants and covenants as follows:

1.	By executing this instrument, the undersigned hereby covenants and agrees to be bound by the terms and conditions of the Credit Agreement as a Qualified Affiliate, including all amendments, supplements and additions thereto, deletions therefrom and restatements thereof, solely as relates to the terms and conditions set forth in Article 14 of the Credit Agreement.
2.	The undersigned hereby acknowledges that it has been provided with a copy of the Credit Agreement.

DATED this ______ day of ____________, ______.

[INSERT NAME OF QUALIFIED AFFILIATE]
By:
Name:
Title:

Credit Agreement - Solius AcquireCo

Schedule K
MATERIAL AGREEMENTS

1.	New Gold Mesquite Acquisition Agreement.
2.	State Mineral Extraction Lease PRC 8039.2 Lease Renewal and Amendment effective on October 1, 2002 and extended for a period of ten years, beginning October 1, 2012.
3.	Mineral Lease and Landfill Facilities Lease Agreement between Hanson Natural Resources Company, Hospah Coal Company and Santa Fe Pacific Minerals Corporation, effective June 11, 1993

Credit Agreement - Solius AcquireCo

Schedule L
ROYALTIES

1.	Production Royalty Agreement between Glamis Associates and Gold Fields Mining Corporation dated July 11, 1986
2.	Mineral Extraction Lease (No. PRC 8039.2) dated October 1, 2002 between California State Lands Commission and Newmont USA Limited as renewed and amended
3.	State Mineral Extraction Lease PRC 8039.2, Lease Renew and Amendment dated August 17, 2012 between California State Lands Commission and Western Mesquite Mines Inc.
4.	Memorandum of Agreement dated 4 March 1996 between Bureau of land Management and California State Lands Commission, as amended 12 June 1997
5.	Royalty Agreement dated November 7, 2003 between Western Mesquite Mines, Inc. and Hospah Coal Company. The interests of Hospah Coal Company was assigned to Franco-Nevada U.S. Corporation on January 22, 2008
6.	Net Operating Cash Flow Royalty Agreement dated November 7, 2003 between Western Mesquite Mines, Inc. and Hospah Coal Company. The interests of Hospah Coal Company was assigned to Franco-Nevada U.S. Corporation on January 22, 2008
7.	Mineral Lease and Purchase Option Agreement dated October 20, 1982 between Richard L. Singer and Anna M. Singer and Gold Fields Mining Corporation as amended
8.	Production Royalty Deed dated January 15, 1984 from Gold Fields Mining Corporation to Richard L. Singer and Anna M. Singer
9.	Mining Deed and Royalty Agreement dated July 9, 1985 between Andrew F. Miller, Sr. and Thelma L. Miller and Gold Fields Mining Corporation
10.	Mining Deed and Royalty Agreement dated September 10, 1985 between Virginia R. Wade and Gold Fields Mining Corporation
11.	Mining Deed and Royalty Agreement dated as of November 4, 1985 between Thomas B. Thedford and Alice J. Thedford and Gold Fields Mining Corporation
12.	Mining Deed and Royalty Agreement dated December 18, 1985 between Hamilton E. McRae, III and Betty McRae and Charles R. Hoover and Gold Fields Mining Corporation
13.	Mining Deed and Royalty Agreement dated January 14, 1986 between Charles E. Wade and Gold Fields Mining Corporation as amending letter agreement dated July 7, 1986
14.	Mining Deed and Royalty Agreement dated January 15, 1986 between Lillian L. Kelly and Gold Fields Mining Corporation
Credit Agreement - Solius AcquireCo

15.	Mining Deed and Royalty Agreement date July 24, 1985 between Billy D. and Norma J. Kelly and Gold Fields Mining Corporation

Credit Agreement - Solius AcquireCo

Schedule M
SUBSIDIARIES OF THE BORROWER

Subsidiary	Jurisdiction of Incorporation
New Gold Mesquite Inc.	Nevada
Western GoldFields (USA) Inc.	Nevada
Western Mesquite Mines, Inc.	Nevada

Credit Agreement - Solius AcquireCo

Schedule N
PENSION PLAN

None.

.

Credit Agreement - Solius AcquireCo

Schedule O
ENVIRONMENTAL COMPLIANCE

None.

Credit Agreement - Solius AcquireCo